1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 16, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the Nine Months Ended September 30, 2018 and 2017 and Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2018 and 2017, the related consolidated statements of comprehensive income for the three months ended September 30, 2018 and 2017 and for the nine months ended September 30, 2018 and 2017, the consolidated statements of changes in equity and cash flows for the nine months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects the consolidated financial position of the Company as of September 30, 2018 and 2017, its consolidated financial performance for the three months ended September 30, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the nine months ended September 30, 2018 and 2017 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Mei Yen Chiang and Yu Feng Huang.

Deloitte & Touche

Taipei, Taiwan

Republic of China

November 13, 2018

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2018 (Reviewed)		December 31, 2017 (Audited)		September 30, 2017 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS

Cash and cash equivalents (Note 6)	$488,732,121	25	$553,391,696	28	$408,077,695	22
Financial assets at fair value through profit or loss (Note 7)	4,057,240	—	569,751	—	1,125,668	—
Financial assets at fair value through other comprehensive income (Note 8)	99,214,066	5	—	—	—	—
Available-for-sale financial assets (Note 9)	—	—	93,374,153	5	84,953,011	5
Held-to-maturity financial assets (Note 10)	—	—	1,988,385	—	7,521,216	—
Financial assets at amortized cost (Note 11)	11,891,845	1	—	—	—	—
Hedging derivative financial assets (Note 13)	—	—	34,394	—	98,879	—
Hedging financial assets (Note 13)	124,242	—	—	—	—	—
Notes and accounts receivable, net (Note 14)	127,782,905	7	121,133,248	6	117,649,258	7
Receivables from related parties (Note 34)	1,757,073	—	1,184,124	—	1,076,438	—
Other receivables from related parties (Note 34)	64,385	—	171,058	—	165,929	—
Inventories (Note 15 and 38)	105,336,576	5	73,880,747	4	73,893,879	4
Other financial assets (Note 35)	15,178,774	1	7,253,114	—	5,209,635	—
Other current assets (Note 19)	5,084,478	—	4,222,440	—	5,090,170	—

Total current assets	859,223,705	44	857,203,110	43	704,861,778	38

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Note 8)	5,701,354	—	—	—	—	—
Held-to-maturity financial assets (Note 10)	—	—	18,833,329	1	18,899,177	1
Financial assets at amortized cost (Note 11)	7,470,742	—	—	—	—	—
Financial assets carried at cost (Note 12)	—	—	4,874,257	—	4,986,046	—
Investments accounted for using equity method (Note 16)	16,630,670	1	17,861,488	1	17,018,500	1
Property, plant and equipment (Note 17)	1,048,516,835	53	1,062,542,322	53	1,065,756,867	58
Intangible assets (Note 18)	13,989,184	1	14,175,140	1	14,841,399	1
Deferred income tax assets (Note 4)	14,697,325	1	12,105,463	1	11,237,149	1
Refundable deposits	1,968,751	—	1,283,414	—	1,241,028	—
Other noncurrent assets (Note 19)	1,690,222	—	2,983,120	—	2,582,438	—

Total noncurrent assets	1,110,665,083	56	1,134,658,533	57	1,136,562,604	62

TOTAL	$1,969,888,788	100	$1,991,861,643	100	$1,841,424,382	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 20 and 32)	$73,974,625	4	$63,766,850	3	$54,430,200	3
Financial liabilities at fair value through profit or loss (Note 7)	240,620	—	26,709	—	251,212	—
Hedging derivative financial liabilities (Note 13)	—	—	15,562	—	7,545	—
Hedging financial liabilities (Note 13)	3,750	—	—	—	—	—
Accounts payable	28,733,773	1	28,412,807	1	27,545,477	1
Payables to related parties (Note 34)	1,571,303	—	1,656,356	—	1,442,029	—
Salary and bonus payable	11,937,583	1	14,254,871	1	12,304,052	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Notes 24 and 31)	17,789,768	1	23,419,135	1	17,067,133	1
Payables to contractors and equipment suppliers	58,590,057	3	55,723,774	3	47,975,461	3
Income tax payable (Note 4)	39,157,673	2	33,479,311	2	20,663,395	1
Provisions (Note 21)	—	—	13,961,787	1	14,123,509	1
Long-term liabilities - current portion (Note 22)	34,900,000	2	58,401,122	3	59,071,057	3
Accrued expenses and other current liabilities (Notes 23, 25, 32 and 34)	54,731,050	3	65,588,396	3	43,641,234	2

Total current liabilities	321,630,202	17	358,706,680	18	298,522,304	16

NONCURRENT LIABILITIES
Bonds payable (Notes 22 and 32)	56,900,000	3	91,800,000	5	91,800,000	5
Long-term bank loans	—	—	—	—	14,520	—
Deferred income tax liabilities (Note 4)	254,887	—	302,205	—	120,360	—
Net defined benefit liability (Note 4)	8,788,142	—	8,850,704	1	8,574,626	—
Guarantee deposits (Notes 23 and 32)	4,445,580	—	7,586,790	—	9,243,250	1
Others	2,039,976	—	1,855,621	—	1,736,633	—

Total noncurrent liabilities	72,428,585	3	110,395,320	6	111,489,389	6

Total liabilities	394,058,787	20	469,102,000	24	410,011,693	22

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 24)	259,303,805	13	259,303,805	13	259,303,805	14

Capital surplus (Note 24)	56,311,659	3	56,309,536	3	56,281,271	3

Retained earnings (Note 24)
Appropriated as legal capital reserve	276,033,811	14	241,722,663	12	241,722,663	13
Appropriated as special capital reserve	26,907,527	1	—	—	—	—
Unappropriated earnings	974,796,321	50	991,639,347	49	892,598,197	49

	1,277,737,659	65	1,233,362,010	61	1,134,320,860	62

Others (Note 24)	(18,181,209)	(1)	(26,917,818)	(1)	(19,189,089)	(1)

Equity attributable to shareholders of the parent	1,575,171,914	80	1,522,057,533	76	1,430,716,847	78

NON - CONTROLLING INTERESTS	658,087	—	702,110	—	695,842	—

Total equity	1,575,830,001	80	1,522,759,643	76	1,431,412,689	78

TOTAL	$1,969,888,788	100	$1,991,861,643	100	$1,841,424,382	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2018		2017		2018		2017
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 25, 34 and 40)	$260,347,882	100	$252,107,345	100	$741,703,364	100	$699,876,957	100

COST OF REVENUE (Notes 15, 31, 34 and 38)	136,967,039	53	126,230,664	50	381,759,723	51	343,761,367	49

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	123,380,843	47	125,876,681	50	359,943,641	49	356,115,590	51

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	(14,203)	—	3,467	—	(188,528)	—	(37,152)	—

GROSS PROFIT	123,366,640	47	125,880,148	50	359,755,113	49	356,078,438	51

OPERATING EXPENSES (Notes 31 and 34)
Research and development	21,886,199	8	21,045,439	8	62,206,346	8	59,515,288	8
General and administrative	4,656,730	2	5,003,679	2	14,579,032	2	15,178,441	2
Marketing	1,585,523	—	1,487,598	1	4,511,592	1	4,366,284	1

Total operating expenses	28,128,452	10	27,536,716	11	81,296,970	11	79,060,013	11

OTHER OPERATING INCOME AND EXPENSES, NET (Note 31)	6,993	—	(286,999)	—	(1,957,870)	(1)	(354,201)	—

INCOME FROM OPERATIONS (Note 40)	95,245,181	37	98,056,433	39	276,500,273	37	276,664,224	40

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	997,827	—	751,618	—	1,946,111	—	2,036,879	—
Other income (Note 26)	3,817,473	1	2,128,556	1	10,701,950	2	6,859,745	1
Foreign exchange gain (loss), net (Note 39)	444,202	—	(462,310)	—	2,097,838	—	(914,048)	—
Finance costs (Note 27)	(739,068)	—	(843,214)	—	(2,175,318)	—	(2,499,791)	—
Other gains and losses, net (Note 28)	(868,673)	—	887,081	—	(2,642,683)	—	2,311,121	—

Total non-operating income and expenses	3,651,761	1	2,461,731	1	9,927,898	2	7,793,906	1

INCOME BEFORE INCOME TAX	98,896,942	38	100,518,164	40	286,428,171	39	284,458,130	41

INCOME TAX EXPENSE (Notes 4 and 29)	9,798,870	4	10,568,936	4	35,249,150	5	40,617,342	6

NET INCOME	89,098,072	34	89,949,228	36	251,179,021	34	243,840,788	35

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 24 and 29)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	(418,111)	—	—	—	(1,306,987)	—	—	—
Gain on hedging instruments	8,544	—	—	—	23,887	—	—	—
Share of other comprehensive loss of associates	(9,719)	—	—	—	(4,106)	—	—	—
Income tax benefit related to items that will not be reclassified subsequently	30,458	—	—	—	66,843	—	—	—

	(388,828)	—	—	—	(1,220,363)	—	—	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(3,457,786)	(1)	(882,654)	(1)	10,375,886	1	(20,772,474)	(3)
Changes in fair value of available-for-sale financial assets	—	—	(43,684)	—	—	—	(108,757)	—
Cash flow hedges	—	—	19,522	—	—	—	38,519	—
Unrealized loss on investments in debt instruments at fair value through other comprehensive income	(30,572)	—	—	—	(1,040,342)	—	—	—
Share of other comprehensive income (loss) of associates	(3,820)	—	1,710	—	73,283	—	(56,920)	—
Income tax benefit related to items that may be reclassified subsequently	—	—	1,192	—	—	—	53,633	—

	(3,492,178)	(1)	(903,914)	(1)	9,408,827	1	(20,845,999)	(3)

Other comprehensive income (loss) for the period, net of income tax	(3,881,006)	(1)	(903,914)	(1)	8,188,464	1	(20,845,999)	(3)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$85,217,066	33	$89,045,314	35	$259,367,485	35	$222,994,789	32

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$89,071,628	34	$89,925,437	36	$251,146,789	34	$243,825,354	35
Non-controlling interests	26,444	—	23,791	—	32,232	—	15,434	—

	$89,098,072	34	$89,949,228	36	$251,179,021	34	$243,840,788	35

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$85,190,350	33	$89,029,620	35	$259,332,283	35	$222,984,427	32
Non-controlling interests	26,716	—	15,694	—	35,202	—	10,362	—

	$85,217,066	33	$89,045,314	35	$259,367,485	35	$222,994,789	32

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2018	2017	2018	2017
	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent
EARNINGS PER SHARE (NT$, Note 30)
Basic earnings per share	$3.44	$3.47	$9.69	$9.40

Diluted earnings per share	$3.44	$3.47	$9.69	$9.40

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign	Unrealized	Unrealized Gain (Loss) on Financial Assets at Fair Value Through	Cash		Unearned
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total	Currency Translation Reserve	Gain (Loss) from Available-for-sale Financial Assets	Other Comprehensive Income	Flow Hedges Reserve	Gain (Loss) on Hedging Instruments	Stock-Based Employee Compensation	Total	Total	Non-controlling Interests	Total Equity

BALANCE, JANUARY 1, 2018	25,930,380	$259,303,805	$56,309,536	$241,722,663	$—	$991,639,347	$1,233,362,010	$(26,697,680)	$(214,074)	$—	$4,226	$—	$(10,290)	$(26,917,818)	$1,522,057,533	$702,110	$1,522,759,643

Effect of retrospective application	—	—	—	—	—	1,556,319	1,556,319	—	214,074	(524,915)	(4,226)	4,226	—	(310,841)	1,245,478	342	1,245,820

ADJUSTED BALANCE, JANUARY 1, 2018	25,930,380	259,303,805	56,309,536	241,722,663	—	993,195,666	1,234,918,329	(26,697,680)	—	(524,915)	—	4,226	(10,290)	(27,228,659)	1,523,303,011	702,452	1,524,005,463

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	34,311,148	—	(34,311,148)	—	—	—	—	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	26,907,527	(26,907,527)	—	—	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$8 per share	—	—	—	—	—	(207,443,044)	(207,443,044)	—	—	—	—	—	—	—	(207,443,044)	—	(207,443,044)

Total	—	—	—	34,311,148	26,907,527	(268,661,719)	(207,443,044)	—	—	—	—	—	—	—	(207,443,044)	—	(207,443,044)

Net income for the nine months ended September 30, 2018	—	—	—	—	—	251,146,789	251,146,789	—	—	—	—	—	—	—	251,146,789	32,232	251,179,021

Other comprehensive income (loss) for the nine months ended September 30, 2018, net of income tax	—	—	—	—	—	—	—	10,448,911	—	(2,287,670)	—	24,253	—	8,185,494	8,185,494	2,970	8,188,464

Total comprehensive income (loss) for the nine months ended September 30, 2018	—	—	—	—	—	251,146,789	251,146,789	10,448,911	—	(2,287,670)	—	24,253	—	8,185,494	259,332,283	35,202	259,367,485

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	(884,415)	(884,415)	—	—	884,415	—	—	—	884,415	—	—	—

Basis adjustment for loss on hedging instruments	—	—	—	—	—	—	—	—	—	—	—	(26,936)	—	(26,936)	(26,936)	—	(26,936)

Adjustments to share of changes in equities of associates	—	—	(288)	—	—	—	—	—	—	—	—	—	4,477	4,477	4,189	—	4,189

From share of changes in equities of subsidiaries	—	—	2,371	—	—	—	—	—	—	—	—	—	—	—	2,371	(2,371)	—

Donation from shareholders	—	—	40	—	—	—	—	—	—	—	—	—	—	—	40	6	46

Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(77,202)	(77,202)

BALANCE, SEPTEMBER 30, 2018	25,930,380	$259,303,805	$56,311,659	$276,033,811	$26,907,527	$974,796,321	$1,277,737,659	$(16,248,769)	$—	$(1,928,170)	$—	$1,543	$(5,813)	$(18,181,209)	$1,575,171,914	$658,087	$1,575,830,001

BALANCE, JANUARY 1, 2017	25,930,380	$259,303,805	$56,272,304	$208,297,945	$—	$863,710,224	$1,072,008,169	$1,661,237	$2,641	$—	$105	$—	$—	$1,663,983	$1,389,248,261	$802,865	$1,390,051,126

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	33,424,718	—	(33,424,718)	—	—	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$7 per share	—	—	—	—	—	(181,512,663)	(181,512,663)	—	—	—	—	—	—	—	(181,512,663)	—	(181,512,663)

Total	—	—	—	33,424,718	—	(214,937,381)	(181,512,663)	—	—	—	—	—	—	—	(181,512,663)	—	(181,512,663)

Net income for the nine months ended September 30, 2017	—	—	—	—	—	243,825,354	243,825,354	—	—	—	—	—	—	—	243,825,354	15,434	243,840,788

Other comprehensive income (loss) for the nine months ended September 30, 2017, net of income tax	—	—	—	—	—	—	—	(20,831,019)	(43,804)	—	33,896	—	—	(20,840,927)	(20,840,927)	(5,072)	(20,845,999)

Total comprehensive income (loss) for the nine months ended September 30, 2017	—	—	—	—	—	243,825,354	243,825,354	(20,831,019)	(43,804)	—	33,896	—	—	(20,840,927)	222,984,427	10,362	222,994,789

Adjustments to share of changes in equities of associates	—	—	6,206	—	—	—	—	—	—	—	—	—	(12,145)	(12,145)	(5,939)	—	(5,939)

From share of changes in equities of subsidiaries	—	—	2,761	—	—	—	—	—	—	—	—	—	—	—	2,761	(2,761)	—

Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(114,624)	(114,624)

BALANCE, SEPTEMBER 30, 2017	25,930,380	$259,303,805	$56,281,271	$241,722,663	$—	$892,598,197	$1,134,320,860	$(19,169,782)	$(41,163)	$—	$34,001	$—	$(12,145)	$(19,189,089)	$1,430,716,847	$695,842	$1,431,412,689

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$286,428,171	$284,458,130
Adjustments for:
Depreciation expense	213,318,950	186,131,944
Amortization expense	3,197,428	3,197,293
Reversal of expected credit losses on investments in debt instruments	(2,279)	—
Finance costs	2,175,318	2,499,791
Share of profits of associates	(1,946,111)	(2,036,879)
Interest income	(10,543,592)	(6,714,157)
Loss on disposal or retirement of property, plant and equipment, net	789,005	251,319
Gain on disposal of intangible assets, net	(436)	—
Impairment loss on property, plant and equipment	488,336	—
Impairment loss on intangible assets	—	13,520
Impairment loss on financial assets	—	15,941
Loss on financial instruments at fair value through profit or loss, net	244,799	—
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	774,784	—
Gain on disposal of available-for-sale financial assets, net	—	(266,986)
Gain on disposal of financial assets carried at cost, net	—	(12,809)
Unrealized gross profit on sales to associates	188,528	37,152
Loss (gain) on foreign exchange, net	1,863,969	(6,624,087)
Dividend income	(158,358)	(145,588)
Loss arising from fair value hedges, net	2,494	32,058
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	639,804	5,260,911
Notes and accounts receivable, net	(10,902,779)	5,990,086
Receivables from related parties	(572,949)	(106,879)
Other receivables from related parties	106,673	(19,141)
Inventories	(31,475,575)	(25,211,646)
Other financial assets	(5,641,723)	604,831
Other current assets	(247,466)	(1,639,813)
Other noncurrent assets	139,107	(890,881)
Accounts payable	341,340	1,452,987
Payables to related parties	(85,053)	179,855
Salary and bonus payable	(2,317,288)	(1,377,765)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	(5,629,367)	(5,826,873)
Accrued expenses and other current liabilities	(24,443,396)	9,167,145
Provisions	—	(3,899,652)
Net defined benefit liability	(62,562)	23,218

Cash generated from operations	416,669,772	444,543,025
Income taxes paid	(32,088,012)	(63,351,167)

Net cash generated by operating activities	384,581,760	381,191,858

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2018	2017

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss - debt instruments	$(306,309)	$—
Financial assets at fair value through other comprehensive income	(72,383,276)	—
Available-for-sale financial assets	—	(66,661,656)
Held-to-maturity financial assets	—	(1,695,771)
Financial assets carried at cost	—	(1,190,157)
Property, plant and equipment	(201,476,971)	(269,408,108)
Intangible assets	(2,940,549)	(3,677,303)
Proceeds from disposal or redemption of:
Financial instruments at fair value through profit or loss - debt instruments	286,248	—
Financial assets at fair value through other comprehensive income	63,929,332	—
Available-for-sale financial assets	—	45,952,054
Held-to-maturity financial assets	—	12,510,000
Financial assets at amortized cost	2,032,442	—
Financial assets carried at cost	—	58,237
Property, plant and equipment	135,507	253,267
Intangible assets	492	—
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	127,878	—
Proceeds from return of capital of financial assets carried at cost	—	14,828
Derecognition of hedging derivative financial instruments	—	(35,790)
Derecognition of hedging financial instruments	199,730	—
Interest received	10,612,192	6,776,756
Proceeds from government grants - property, plant and equipment	—	436,587
Other dividends received	158,358	145,588
Dividends received from investments accounted for using equity method	3,262,910	4,245,772
Refundable deposits paid	(2,227,335)	(1,084,028)
Refundable deposits refunded	1,581,399	247,027

Net cash used in investing activities	(197,007,952)	(273,112,697)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2018	2017

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	$9,626,705	$(290,110)
Repayment of bonds	(58,024,900)	(38,100,000)
Repayment of long-term bank loans	—	(7,260)
Interest paid	(2,796,082)	(2,907,017)
Guarantee deposits received	1,253,537	4,400,240
Guarantee deposits refunded	(1,947,272)	(6,810,329)
Cash dividends	(207,443,044)	(181,512,663)
Donation from shareholders	46	—
Decrease in non-controlling interests	(77,202)	(114,624)

Net cash used in financing activities	(259,408,212)	(225,341,763)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	7,174,829	(15,913,536)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(64,659,575)	(133,176,138)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	553,391,696	541,253,833

CASH AND CASH EQUIVALENTS, END OF PERIOD	$488,732,121	$408,077,695

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 and 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on November 13, 2018.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.

Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

Except for the following, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on TSMC and its subsidiaries’ (collectively as the “Company”) accounting policies:

1)	IFRS 9 “Financial Instruments” and related amendment

IFRS 9 supersedes IAS 39 “Financial Instruments: Recognition and Measurement”, with consequential amendments to IFRS 7 “Financial Instruments: Disclosures” and other standards. IFRS 9 sets out the requirements for classification, measurement and impairment of financial assets and hedge accounting. Please refer to Note 4 for information relating to the relevant accounting policies.

Classification, measurement and impairment of financial assets and financial liabilities

The Company elects not to restate prior reporting period when applying the requirements for the classification, measurement and impairment of financial assets and financial liabilities under IFRS 9 with the cumulative effect of the initial application recognized at the date of initial application.

The impact on measurement categories, carrying amount and related reconciliation for each class of the Company’s financial assets and financial liabilities when retrospectively applying IFRS 9 on January 1, 2018 is detailed below:

	Measurement Category		Carrying Amount
	IAS 39	IFRS 9	IAS 39	IFRS 9	Note

Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$553,391,696	$553,391,696	(1)
Derivatives	Held for trading	Mandatorily at fair value through profit or loss (FVTPL)	569,751	569,751
	Hedging instruments	Hedging instruments	34,394	34,394
Equity securities	Available-for-sale	Fair value through other comprehensive income (FVTOCI)	7,422,311	8,389,438	(2)
Debt securities	Available-for-sale	Mandatorily at FVTPL	—	779,489	(3)
		FVTOCI	90,826,099	90,046,610	(3)
	Held-to-maturity	Amortized cost	20,821,714	20,813,462	(4)
Notes and accounts receivable (including related parties), other receivables and refundable deposits	Loans and receivables	Amortized cost	131,024,958	131,269,731	(1)
Financial Liabilities
Derivatives	Held for trading	Held for trading	26,709	26,709
	Hedging instruments	Hedging instruments	15,562	15,562
Short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable and guarantee deposits	Amortized cost	Amortized cost	340,501,266	340,501,266

	Carrying Amount as of December 31, 2017 (IAS 39)	Reclassifi- cations	Remea- surements	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note

Financial Assets
FVTPL	$569,751	$—	$—	$569,751	$—	$—
- Debt instruments
Add: From available for sale	—	779,489	—	779,489	(10,085)	10,085	(3)

	569,751	779,489	—	1,349,240	(10,085)	10,085

FVTOCI	—	—	—	—	—	—
- Equity instruments
Add: From available for sale	—	7,422,311	967,127	8,389,438	1,294,528	(325,858)	(2)
- Debt instruments
Add: From available for sale	—	90,046,610	—	90,046,610	(30,658)	30,658	(3)

	—	97,468,921	967,127	98,436,048	1,263,870	(295,200)

Amortized cost	—	—	—	—	—	—
Add: From held to maturity	—	20,821,714	(8,252)	20,813,462	(8,252)	—	(4)
Add: From loans and receivables	—	684,416,654	244,773	684,661,427	244,773	—	(1)

	—	705,238,368	236,521	705,474,889	236,521	—

Hedging instruments	34,394	—	—	34,394	—	—

Total	$604,145	$803,486,778	$1,203,648	$805,294,571	$1,490,306	$(285,115)

	Carrying Amount as of December 31, 2017 (IAS 39)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note
Investments accounted for using equity method	$17,861,488	$8,258	$17,869,746	$33,984	$(25,726)	(5)

(1)

Cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits that were classified as loans and receivables under IAS 39 are now classified at amortized cost with assessment of future 12-month or lifetime expected credit loss under IFRS 9. As a result of retrospective application, the adjustments would result in a decrease in loss allowance for accounts receivable of NT$244,773 thousand and an increase in retained earnings of NT$244,773 thousand on January 1, 2018.

(2)

As equity investments that were previously classified as available-for-sale financial assets under IAS 39 are not held for trading, the Company elected to designate all of these investments as at FVTOCI under IFRS 9. As a result, the related other equity-unrealized gain or loss on available-for-sale financial assets of NT$228,304 thousand is reclassified to increase other equity-unrealized gain or loss on financial assets at FVTOCI.

As equity investments previously measured at cost under IAS 39 are remeasured at fair value under IFRS 9, the adjustments would result in an increase in financial assets at FVTOCI of NT$967,127 thousand, an increase in other equity-unrealized gain or loss on financial assets at FVTOCI of NT$968,670 thousand and a decrease in non-controlling interests of NT$1,543 thousand on January 1, 2018.

For those equity investments previously classified as available-for-sale financial assets (including measured at cost financial assets) under IAS 39, the impairment losses that the Company had recognized have been accumulated in retained earnings. Since these investments were designated as at FVTOCI under IFRS 9 and no impairment assessment is required, the adjustments would result in a decrease in other equity-unrealized gain or loss on financial assets at FVTOCI of NT$1,294,528 thousand and an increase in retained earnings of NT$1,294,528 thousand on January 1, 2018.

(3)

Debt investments were previously classified as available-for-sale financial assets under IAS 39. Under IFRS 9, except for debt instruments of NT$779,489 thousand whose contractual cash flows are not solely payments of principal and interest on the principal outstanding and therefore are classified as at FVTPL with the related other equity-unrealized gain or loss on available-for-sale financial assets of NT$10,085 thousand being consequently reclassified to decrease retained earnings, the remaining debt investments are classified as at FVTOCI with assessment of future 12-month expected credit loss because these investments are held within a business model whose objective is both to collect the contractual cash flows and sell the financial assets. The related other equity-unrealized gain or loss on available-for-sale financial assets of NT$434,403 thousand is reclassified to decrease other equity-unrealized gain or loss on financial assets at FVTOCI. As a result of retrospective application of future 12-month expected credit loss, the adjustments would result in an increase in other equity-unrealized gain or loss on financial assets at FVTOCI of NT$30,658 thousand and a decrease in retained earnings of NT$30,658 thousand on January 1, 2018.

(4)

Debt investments previously classified as held-to-maturity financial assets and measured at amortized cost under IAS 39 are classified as measured at amortized cost with assessment of future 12-month expected credit loss under IFRS 9 because the contractual cash flows are solely payments of principal and interest on the principal outstanding and these investments are held within a business model whose objective is to collect the contractual cash flows. As a result of retrospective application of future 12-month expected credit loss, the adjustments would result in an increase in loss allowance of NT$8,252 thousand and a decrease in retained earnings of NT$8,252 thousand on January 1, 2018.

(5)

With the retrospective adoption of IFRS 9 by associates accounted for using equity method, the corresponding adjustments made by the Company would result in an increase in investments accounted for using equity method of NT$8,258 thousand, a decrease in other equity- unrealized gain or loss on financial assets at FVTOCI of NT$23,616 thousand, a decrease in other equity- unrealized gain or loss on available-for-sale financial assets of NT$2,110 thousand and an increase in retained earnings of NT$33,984 thousand on January 1, 2018.

Hedge accounting

The Company prospectively applies the requirements for hedge accounting upon initial application of IFRS 9. In addition, due to the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, all derivative and non-derivative financial assets and financial liabilities which are designated as hedging instruments are presented as financial assets and financial liabilities for hedging starting 2018.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations. Please refer to Note 4 for information relating to the relevant accounting policies.

The Company elected only to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and elected not to restate prior reporting period with the cumulative effect of the initial application recognized at the date of initial application.

The impact on assets, liabilities and equity when retrospectively applying IFRS 15 on January 1, 2018 is detailed below:

	Carrying Amount as of December 31, 2017 (IAS 18 and Revenue-related Interpretations)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 15)	Note
Inventories	$73,880,747	$(19,746)	$73,861,001	(1)
Contract assets	—	34,177	34,177	(1)
Investments accounted for using equity method	17,861,488	19,483	17,880,971	(1)

Total effect on assets		$33,914

Provisions - current	13,961,787	$(13,961,787)	—	(2)
Accrued expenses and other current liabilities	65,588,396	13,961,787	79,550,183	(2)

Total effect on liabilities		$—

Retained earnings	1,233,362,010	$32,029	1,233,394,039	(1)
Non-controlling interests	702,110	1,885	703,995	(1)

Total effect on equity		$33,914

(1)

Prior to the application of IFRS 15, the Company recognizes revenue based on the accounting treatment of the sales of goods. Under IFRS 15, certain subsidiaries and associates accounted for using equity method will change to recognize revenue over time because customers are deemed to have control over the products when the products are manufactured. As a result, the Company will recognize contract assets (classified under other current assets) and adjust related assets and equity accordingly.

(2)

Prior to the application of IFRS 15, the Company recognized the estimation of sales returns and allowance as provisions. Under IFRS 15, the Company recognizes such estimation as refund liability (classified under accrued expenses and other current liabilities).

The following table shows the amount affected in the current period by the application of IFRS 15 as compared to IAS 18:

Impact on Assets, Liabilities and Equity

September 30, 2018
Decrease in inventories	$(22,885)
Increase in contract assets	45,142
Increase in investments accounted for using equity method	50,474

Total effect on assets	$72,731

Decrease in provisions - current	$(18,783,350)
Increase in accrued expenses and other current liabilities	18,783,047
Increase in income tax payable	4,512

Total effect on liabilities	$4,209

Increase in retained earnings	$66,165
Increase in non-controlling interests	2,357

Total effect on equity	$68,522

Impact on Total Comprehensive Income

	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
Increase in net revenue	$13,081	$45,445
Increase in cost of revenue	(5,520)	(22,885)
Increase in share of the profit or loss of associates	14,497	50,474
Increase in income tax expense	(1,512)	(4,512)

Increase in net income for the period	$20,546	$68,522

Increase in net income/total comprehensive income attributable to:
Shareholders of the parent	$19,756	$66,165
Non-controlling interests	790	2,357

	$20,546	$68,522

3)	Please refer to Note 32 for the disclosure of amendment to IAS 7 “Disclosure Initiative”

b.

Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers for application starting from 2019 and the IFRSs issued by IASB and endorsed by FSC with effective date starting 2019

New, Amended or Revised Standards and Interpretations (the “New IFRSs”)	Effective Date Announced by IASB (Note 1)

Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 9 “Prepayment Features with Negative Compensation”	January 1, 2019 (Note 2)
IFRS 16 “Leases”	January 1, 2019
Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”	January 1, 2019 (Note 3)
Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The FSC permits the election for early adoption of the amendments starting from 2018.

Note 3:	The Company shall apply these amendments to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Upon initial application of IFRS 16, if the Company is a lessee, it will recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. In the consolidated statements of comprehensive income, the Company will present the depreciation expense charged on the right-of-use asset and interest expense accrued on the lease liability under cost of revenue/operating expenses and finance costs, respectively; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability will be classified within financing activities. Currently, payments under operating lease contracts are recognized as expenses on a straight-line basis. Cash flows for operating leases are classified within operating activities on the consolidated statements of cash flows.

Under initial application of IFRS 16, the Company anticipates applying retrospectively with the cumulative effect of this standard at the date of initial application, comparative information will not be restated. As of the date the accompanying consolidated financial statements were issued, the related effect will be disclosed when the Company completes the evaluation.

c.	The IFRSs issued by IASB but not yet endorsed and issued into effect by FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 3 “Definition of a Business”	January 1, 2020 (Note 1)
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 and IAS 8 “Definition of Material”	January 1, 2020 (Note 2)

Note 1:

The Company shall apply these amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

Note 2:	The Company shall apply these amendments prospectively for annual reporting periods beginning on or after January 1, 2020.

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the aforementioned standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2017.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2017.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	September 30, 2018	December 31, 2017	September 30, 2017	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	b)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	87%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	100%	a) , c)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in the manufacturing related business in the semiconductor industry	Delaware, U.S.A.	100%	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a) , d)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a) , d)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	39%	39%	58%	a), e)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent auditors.
Note b:

Under the investment agreement entered into with the municipal government of Nanjing, China, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center.

Note c:	TSMC Solar Europe GmbH is under liquidation procedures.
Note d:	ISDF and ISDF II are under liquidation procedures.
Note e:

Starting December 2017, the Company no longer had the majority of voting power and control over Mutual-Pak. As a result, Mutual-Pak is no longer consolidated and is accounted for using the equity method.

Financial Assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a.	Category of financial assets and measurement

2018

Financial assets are classified into the following categories: financial assets at FVTPL, investments in debt instruments and equity instruments at FVTOCI, and financial assets at amortized cost.

1)	Financial asset at FVTPL

For certain financial assets which include debt instruments that do not meet the criteria of amortized cost or FVTOCI, it is mandatorily required to measure them at FVTPL. Any gain or loss arising from remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest earned on the financial asset.

2)	Investments in debt instruments at FVTOCI

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of collecting contractual cash flows and selling the financial assets, are measured at FVTOCI.

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment gains or losses on investments in debt instruments at FVTOCI are recognized in profit or loss. Other changes in the carrying amount of these debt instruments are recognized in other comprehensive income and will be reclassified to profit or loss when these debt instruments are disposed.

3)	Investments in equity instruments at FVTOCI

On initial recognition, the Company may irrevocably designate investments in equity investments that is not held for trading as at FVTOCI.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity.

Dividends on these investments in equity instruments at FVTOCI are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the Company’s right clearly represent a recovery of part of the cost of the investment.

4)	Measured at amortized cost

Cash and cash equivalents, debt instrument investments, notes and accounts receivable (including related parties), other receivables and refundable deposits are measured at amortized cost.

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of holding financial assets in order to collect contractual cash flows, are measured at amortized cost.

Subsequent to initial recognition, financial assets measured at amortized cost are measured at amortized cost, which equals to carrying amount determined by the effective interest method less any impairment loss.

2017

Financial assets are classified into the following specified categories: Financial assets at FVTPL, available-for-sale financial assets, held-to-maturity financial assets and loans and receivables.

1)	Financial asset at FVTPL

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

2)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are measured at fair value. Interest income from available-for-sale monetary financial assets and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

3)	Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

4)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

b.	Impairment of financial assets

2018

At the end of each reporting period, a loss allowance for expected credit loss is recognized for financial assets at amortized cost (including accounts receivable) and for investments in debt instruments that are measured at FVTOCI.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and investments in debt instruments that are measured at FVTOCI, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

2017

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

c.	Derecognition of financial assets

2018

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. On derecognition of an investment in a debt instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the cumulative gain or loss that had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

2017

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Hedge Accounting

a.	Fair value hedges

The Company designates certain hedging instruments, such as interest rate futures contracts, to partially hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities as fair value hedge. Changes in the fair value of hedging instrument that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset that are attributable to the hedged risk.

b.	Cash flow hedges

The Company designates certain hedging instruments, such as forward exchange contracts and foreign currency deposits, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When the forecast transactions actually take place, the associated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

2018

The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance when the hedging instrument expires or is sold, terminated or exercised.

2017

Hedge accounting was discontinued prospectively when the Company revoked the designated hedging relationship, when the hedging instrument expired or was sold, terminated, or exercised; or no longer met the criteria for hedge accounting.

Revenue Recognition

2018

The Company identifies the contract with the customers, and recognizes revenue when performance obligations are satisfied.

Revenue from the sale of goods is mainly recognized when a customer obtains control of promised goods, at which time the goods are delivered to the customer’s specific location and performance obligation is satisfied.

Revenue from sale of goods is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances. Provision for estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms to recognize refund liabilities, which is classified under accrued expenses and other current liabilities.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

2017

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Dividend and interest income

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period. When tax rate changes during the interim period, the effect of the change in tax rate relating to transactions recognized outside scope of profit or loss is recognized in full in the period in which the change in tax rate occurs. The effect of the change in tax rate relating to transactions recognized in profit or loss is incorporated into estimation of the average annual income tax rate, with corresponding effect recognized throughout the interim periods.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

Except for the following paragraphs, the same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2017.

For Level 3 fair value measurement on equity investments, the Company determines the estimated fair value by selecting appropriate valuation methods primarily based on investees’ financial positions, operation results and recent financing activities, the market transaction prices of the similar investments, market conditions and the required discount factors. As such, the estimated fair value may be different from the actual disposal price in the future. The Company reassesses the fair value measurement quarterly based on the market conditions to ensure the appropriateness of the fair value measurement.

Please refer to Note 33 for information about the valuation techniques and inputs used in determining the fair value of various investments.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2018	December 31, 2017	September 30, 2017

Cash and deposits in banks	$486,951,934	$551,919,770	$406,922,229
Repurchase agreements collateralized by corporate bonds	1,536,900	—	—
Commercial paper	243,287	695,901	120,831
Agency bonds	—	776,025	1,034,635

	$488,732,121	$553,391,696	$408,077,695

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2018	December 31, 2017	September 30, 2017

Financial assets

Mandatorily measured at FVTPL
Agency mortgage-backed securities	$3,927,700	$—	$—
Forward exchange contracts	129,540	—	—

	4,057,240	—	—

Held for trading
Forward exchange contracts	—	569,751	57,395

Designated as at FVTPL
Time deposit	—	—	1,068,273

	$4,057,240	$569,751	$1,125,668

Financial liabilities

Held for trading
Forward exchange contracts	$240,620	$26,709	$212,135
Cross currency swap contracts	—	—	39,077

	$240,620	$26,709	$251,212

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. These derivative contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

September 30, 2018

Sell NT$/Buy EUR	October 2018 to November 2018	NT$11,839,127/EUR331,000
Sell NT$/Buy JPY	October 2018 to November 2018	NT$7,030,043/JPY25,504,229
Sell US$/Buy NT$	October 2018 to November 2018	US$555,500/NT$17,039,496
Sell US$/Buy EUR	October 2018	US$233,273/EUR198,632
Sell US$/Buy JPY	October 2018	US$114,008/JPY12,869,738
Sell US$/Buy RMB	October 2018	US$345,000/RMB2,369,777
Sell RMB/Buy US$	October 2018	RMB714,250/ US$104,000

December 31, 2017

Sell NT$/Buy EUR	January 2018 to February 2018	NT$6,002,786/EUR169,000
Sell NT$/Buy JPY	February 2018	NT$996,294/JPY3,800,000
Sell US$/Buy JPY	January 2018	US$2,191/JPY246,724
Sell US$/Buy RMB	January 2018	US$558,000/RMB3,679,575
Sell US$/Buy NT$	January 2018 to February 2018	US$1,661,500/NT$49,673,320
Sell RMB /Buy EUR	January 2018	RMB38,967/EUR4,994
Sell RMB/Buy JPY	January 2018	RMB409,744/JPY7,062,536
Sell RMB/Buy GBP	January 2018	RMB3,637/GBP413

September 30, 2017

Sell NT$/Buy EUR	October 2017 to November 2017	NT$13,233,331/EUR369,500
Sell NT$/Buy JPY	October 2017 to November 2017	NT$9,762,488/JPY36,000,000
Sell US$/Buy EUR	October 2017	US$10,519/EUR8,750
Sell US$/Buy JPY	October 2017	US$10,197/JPY1,142,080
Sell US$/Buy RMB	October 2017	US$473,000/RMB3,127,514
Sell US$/Buy NT$	October 2017 to November 2017	US$295,500/NT$8,886,061
Sell RMB/Buy EUR	October 2017	RMB9,947/EUR1,270
Sell RMB/Buy JPY	October 2017	RMB73,088/JPY1,218,200
Sell RMB/Buy GBP	October 2017	RMB3,542/GBP413
Sell RMB/Buy US$	October 2017	RMB30,207/US$4,540

Investments in debt instruments at FVTOCI were classified as available-for-sale financial assets under IAS 39. Refer to Notes 3 and 9 for information relating to their reclassification and comparative information for 2017.

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2017

October 2017	US$530,000/NT$16,003,500	1.56%-1.63%	—

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME-2018

September 30, 2018
Investments in debt instruments at FVTOCI
Corporate bonds	$40,587,299
Agency bonds/Agency mortgage-backed securities	31,663,708
Asset-backed securities	15,028,991
Government bonds	10,815,035
Commercial paper	258,345

98,353,378

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	5,701,354
Publicly traded stocks	860,688

6,562,042

$104,915,420

Current	$99,214,066
Non-current	5,701,354

$104,915,420

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI.

For the nine months ended September 30, 2018, the Company sold shares of stocks for NT$730,399 thousand mainly because the strategic purpose no longer exists and the non-publicly traded investee has been merged. The related other equity-unrealized gain or loss on financial assets at FVTOCI of NT$884,415 thousand were transferred to decrease retained earnings.

For dividends from equity investments designated as at FVTOCI recognized during the three months and nine months ended September 30, 2018, please refer to Note 26. All the amounts are related to investments held at the end of the reporting period.

As of September 30, 2018, the cumulative loss allowance for expected credit loss of NT$29,598 thousand is recognized under investments in debt instruments at FVTOCI. Refer to Note 33 for information relating to their credit risk management and expected credit loss.

Investments in equity and debt instruments at FVTOCI were classified as available-for-sale financial assets and cost methods (only for equity instruments) under IAS 39. Refer to Notes 3, 9 and 12 (only for equity instruments) for information relating to their reclassification and comparative information for 2017.

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS-2017

	December 31, 2017	September 30, 2017

Corporate bonds	$40,165,148	$38,023,860
Agency bonds/Agency mortgage-backed securities	29,235,388	25,383,136
Asset-backed securities	13,459,545	12,195,102
Government bonds	7,817,723	7,044,080
Publicly traded stocks	2,548,054	2,068,370
Commercial paper	148,295	238,463

	$93,374,153	$84,953,011

10.	HELD-TO-MATURITY FINANCIAL ASSETS-2017

	December 31, 2017	September 30, 2017

Corporate bonds	$19,338,764	$20,372,593
Structured product	1,482,950	1,511,950
Negotiable certificate of deposit	—	4,535,850

	$20,821,714	$26,420,393

Current portion	$1,988,385	$7,521,216
Noncurrent portion	18,833,329	18,899,177

	$20,821,714	$26,420,393

11.	FINANCIAL ASSETS AT AMORTIZED COST-2018

September 30, 2018

Corporate bonds	$19,370,671
Less: Allowance for impairment loss	(8,084)

$19,362,587

Current portion	$11,891,845
Noncurrent portion	7,470,742

$19,362,587

Financial assets at amortized cost were classified as held-to-maturity financial assets under IAS 39. Refer to Notes 3 and 10 for information relating to their reclassification and comparative information for 2017. Refer to Note 33 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

12.	FINANCIAL ASSETS CARRIED AT COST-2017

The Company’s investment classified as financial assets carried at cost primarily consists of non-publicly traded equity investments. Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded equity investments, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The stock of Aquantia was listed in November 2017. Accordingly, the Company reclassified the aforementioned investment from financial assets carried at cost to available-for-sale financial assets.

13.	HEDGING FINANCIAL INSTRUMENTS

2018

September 30, 2018

Financial assets - current
Fair value hedges
Interest rate futures contracts	$120,417
Cash flow hedges
Forward exchange contracts	3,825

$124,242

Financial liabilities - current
Cash flow hedges
Forward exchange contracts	$3,750

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the Company expects that the value of the interest rate futures contracts and the value of the hedged financial assets will change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate future contracts. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarize the information relating to the hedges for interest rate risk as of September 30, 2018.

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

US treasury bonds interest rate futures contracts	US$301,400	December 2018

Hedged Items	Asset Carrying Amount as of September 30, 2018	Asset Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$15,557,309	$(626,274)

The effect for the nine months ended September 30, 2018 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness

Hedging Instruments
US treasury bonds interest rate futures contracts	$242,632
Hedged Items
Financial assets at FVTOCI	(245,126)

$(2,494)

Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses.

Cash flow hedge

The Company entered into forward exchange contracts and foreign currency deposits to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward exchange contracts and foreign currency deposits and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts and foreign currency deposits. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarize the information relating to the hedges for foreign currency risk as of September 30, 2018.

Hedging Instruments	Contract Amount (in Thousands)	Maturity	Balance in Other Equity (Continuing Hedges)

Forward exchange contracts	NT$1,140,456/EUR 32,000	November 2018 to December 2018	$1,543

The effect for the nine months ended September 30, 2018 is detailed below:

Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness

Hedging Instruments
Forward exchange contracts	$17,475
Foreign currency deposits	6,412

$23,887

Hedged Items

Forecast transaction (capital expenditures)	$(23,887)

For the nine months ended September 30, 2018, refer to Note 24(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

2017

The Company’s hedging policies for 2017 are the same as those mentioned previously in 2018, the instruments employed are as follows:

	December 31, 2017	September 30, 2017

Financial assets - current
Fair value hedges
Interest rate futures contracts	$27,016	$51,057
Cash flow hedges
Forward exchange contracts	7,378	47,822

	$34,394	$98,879

Financial liabilities - current
Cash flow hedges
Forward exchange contracts	$15,562	$7,545

The Company entered into interest rate futures contracts, which are used to partially hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Thousands)

December 31, 2017

March 2018	US$169,400

September 30, 2017

December 2017	US$158,900

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). These contracts have maturities of 12 months or less.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2017

Sell NT$/Buy EUR	February 2018 to May 2018	NT$2,649,104/EUR75,000

September 30, 2017

Sell NT$/Buy EUR	October 2017 to January 2018	NT$4,619,213/EUR130,000

14.	NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2018	December 31, 2017	September 30, 2017

At amortized cost
Notes and accounts receivable	$124,750,986	$121,604,989	$118,121,051
Less: Loss allowance	(88,320)	(471,741)	(471,793)

	124,662,666	121,133,248	117,649,258
At FVTOCI	3,120,239	—	—

Notes and accounts receivable, net	$127,782,905	$121,133,248	$117,649,258

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

2018

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels. Such risk levels are determined with factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable, net

September 30, 2018

Not past due	$118,124,577
Past due
Past due within 30 days	9,281,088
Past due 31-60 days	190,769
Past due 61-120 days	165,805
Past due over 121 days	20,666

$127,782,905

Movements of the loss allowance for accounts receivable

Balance at January 1, 2018 (IAS 39)	$471,741
Effect of retrospective application of IFRS 9	(244,773)

Balance at January 1, 2018 (IFRS 9)	226,968
Provision (Reversal)	(138,644)
Effect of exchange rate changes	(4)

Balance at September 30, 2018	$88,320

For the nine months ended September 30, 2018, the decrease in loss allowance was mainly due to the variations from accounts receivable balance of different risk levels.

2017

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. There was no impairment concern for the accounts receivable that were past due without recognizing a specific allowance for doubtful receivables since there was no significant change in the credit quality of its customers after the assessment and the Company has obtained guarantee against certain receivables.

Aging analysis of notes and accounts receivable, net

	December 31, 2017	September 30, 2017

Neither past due nor impaired	$105,295,219	$108,623,574
Past due but not impaired
Past due within 30 days	13,984,125	6,791,143
Past due 31-60 days	929,672	615,147
Past due 61 - 120 days	582,821	1,619,394
Past due over 121 days	341,411	—

	$121,133,248	$117,649,258

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2017	$1,848	$478,270	$480,118
Reversal/Write-off	(1,848)	(6,305)	(8,153)
Effect of exchange rate changes	—	(172)	(172)

Balance at September 30, 2017	$—	$471,793	$471,793

15.	INVENTORIES

	September 30, 2018	December 31, 2017	September 30, 2017

Finished goods	$11,043,539	$9,923,338	$13,196,752
Work in process	77,500,661	53,362,160	51,122,144
Raw materials	12,346,579	7,143,806	6,256,306
Supplies and spare parts	4,445,797	3,451,443	3,318,677

	$105,336,576	$73,880,747	$73,893,879

Write-down of inventories to net realizable value (excluding computer virus outbreak losses) and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to computer virus outbreak losses in Note 38.

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017

Inventory losses (reversal of write-down of inventories)	$405,743	$613,132	$1,471,757	$(850,209)

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2018	December 31, 2017	September 30, 2017	September 30, 2018	December 31, 2017	September 30, 2017
Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer- aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$8,450,652	$8,568,344	$8,285,386	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	5,317,308	5,677,640	5,329,236	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	1,715,711	2,292,100	2,264,539	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,125,928	1,300,194	1,139,339	35%	35%	35%
Mutual-Pak	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	21,071	23,210	—	39%	39%	—

			$16,630,670	$17,861,488	$17,018,500

Starting December 2017, the Company no longer had the majority of voting power and control over Mutual-Pak. As a result, Mutual-Pak is no longer consolidated and is accounted for using the equity method.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	September 30, 2018	December 31, 2017	September 30, 2017

VIS	$31,567,198	$30,638,751	$24,325,311

GUC	$12,652,410	$11,905,404	$9,711,075

Xintec	$4,952,046	$9,180,759	$5,630,865

17.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2018	$3,983,243	$379,134,613	$2,487,752,265	$42,391,516	$167,353,490	$3,080,615,127
Additions (Deductions)	—	26,506,546	214,486,883	5,585,725	(44,641,617)	201,937,537
Disposals or retirements	—	(18,624)	(3,353,136)	(352,951)	—	(3,724,711)
Effect of exchange rate changes	21,999	(743,953)	(1,342,261)	(21,818)	(291,513)	(2,377,546)

Balance at September 30, 2018	$4,005,242	$404,878,582	$2,697,543,751	$47,602,472	$122,420,360	$3,276,450,407

Accumulated depreciation and impairment

Balance at January 1, 2018	$510,498	$194,446,521	$1,795,448,842	$27,666,944	$—	$2,018,072,805
Additions	20,458	18,149,233	190,993,719	4,155,540	—	213,318,950
Disposals or retirements	—	(6,764)	(2,421,656)	(352,324)	—	(2,780,744)
Impairment	—	—	488,336	—	—	488,336
Effect of exchange rate changes	14,973	(139,812)	(1,060,793)	19,857	—	(1,165,775)

Balance at September 30, 2018	$545,929	$212,449,178	$1,983,448,448	$31,490,017	$—	$2,227,933,572

Carrying amounts at January 1, 2018	$3,472,745	$184,688,092	$692,303,423	$14,724,572	$167,353,490	$1,062,542,322

Carrying amounts at September 30, 2018	$3,459,313	$192,429,404	$714,095,303	$16,112,455	$122,420,360	$1,048,516,835

Cost

Balance at January 1, 2017	$4,049,292	$304,404,474	$2,042,867,744	$34,729,640	$387,199,675	$2,773,250,825
Additions (Deductions)	—	71,252,771	432,538,004	6,486,826	(255,462,474)	254,815,127
Disposals or retirements	—	(36,957)	(7,472,448)	(339,470)	—	(7,848,875)
Reclassification	—	—	8,791	1,507	—	10,298
Effect of exchange rate changes	(50,967)	(640,806)	(3,035,872)	(103,271)	109,897	(3,721,019)

Balance at September 30, 2017	$3,998,325	$374,979,482	$2,464,906,219	$40,775,232	$131,847,098	$3,016,506,356

Accumulated depreciation and impairment

Balance at January 1, 2017	$524,845	$174,349,077	$1,577,377,509	$23,221,707	$—	$1,775,473,138
Additions	20,919	15,070,323	167,433,217	3,607,485	—	186,131,944
Disposals or retirements	—	(28,816)	(6,968,621)	(339,377)	—	(7,336,814)
Reclassification	—	—	8,195	1,466	—	9,661
Effect of exchange rate changes	(32,179)	(549,075)	(2,873,746)	(73,440)	—	(3,528,440)

Balance at September 30, 2017	$513,585	$188,841,509	$1,734,976,554	$26,417,841	$—	$1,950,749,489

Carrying amounts at September 30, 2017	$3,484,740	$186,137,973	$729,929,665	$14,357,391	$131,847,098	$1,065,756,867

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the second quarter of 2018, the Company recognized an impairment loss of NT$488,336 thousand for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of certain machinery and equipment was nil. Such impairment loss was recognized in other operating income and expenses.

18. INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2018	$5,648,702	$10,443,257	$25,186,218	$5,716,146	$46,994,323
Additions	—	483,117	2,037,709	382,211	2,903,037
Disposals or retirements	—	—	(125,430)	(31,183)	(156,613)
Effect of exchange rate changes	114,876	(466)	(11,117)	1,653	104,946

Balance at September 30, 2018	$5,763,578	$10,925,908	$27,087,380	$6,068,827	$49,845,693

Accumulated amortization and impairment

Balance at January 1, 2018	$—	$7,694,857	$20,376,693	$4,747,633	$32,819,183
Additions	—	796,974	2,011,154	389,300	3,197,428
Disposals or retirements	—	—	(125,374)	(31,183)	(156,557)
Effect of exchange rate changes	—	(466)	(3,208)	129	(3,545)

Balance at September 30, 2018	$—	$8,491,365	$22,259,265	$5,105,879	$35,856,509

Carrying amounts at January 1, 2018	$5,648,702	$2,748,400	$4,809,525	$968,513	$14,175,140

Carrying amounts at September 30, 2018	$5,763,578	$2,434,543	$4,828,115	$962,948	$13,989,184

Cost

Balance at January 1, 2017	$6,007,975	$9,546,007	$22,243,595	$5,386,435	$43,184,012
Additions	—	805,917	2,591,791	307,928	3,705,636
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,662	(17,960)	(10,298)
Effect of exchange rate changes	(267,018)	1,302	(2,728)	(1,026)	(269,470)

Balance at September 30, 2017	$5,740,957	$10,353,226	$24,765,083	$5,675,377	$46,534,643

Accumulated amortization and impairment

Balance at January 1, 2017	$—	$6,147,200	$18,144,428	$4,277,538	$28,569,166
Additions	—	1,168,030	1,664,395	364,868	3,197,293
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,409	(17,070)	(9,661)
Impairment	13,520	—	—	—	13,520
Effect of exchange rate changes	(22)	1,304	(2,710)	(409)	(1,837)

Balance at September 30, 2017	$13,498	$7,316,534	$19,738,285	$4,624,927	$31,693,244

Carrying amounts at September 30, 2017	$5,727,459	$3,036,692	$5,026,798	$1,050,450	$14,841,399

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.5% in its test of impairment as of December 31, 2017 to reflect the relevant specific risk in the cash-generating unit.

For the year ended December 31, 2017, the Company assessed goodwill impairment and recognized an impairment loss of NT$13,520 thousand related to a subsidiary since the operating result of this cash generating unit was not as expected and the recoverable amount of goodwill was nil. Such impairment loss was recognized in other operating income and expenses.

19.	OTHER ASSETS

	September 30, 2018	December 31, 2017	September 30, 2017

Tax receivable	$4,144,951	$4,021,602	$4,203,892
Prepaid expenses	732,033	1,559,963	1,313,927
Others	1,897,716	1,623,995	2,154,789

	$6,774,700	$7,205,560	$7,672,608

Current portion	$5,084,478	$4,222,440	$5,090,170
Noncurrent portion	1,690,222	2,983,120	2,582,438

	$6,774,700	$7,205,560	$7,672,608

20.	SHORT-TERM LOANS

	September 30, 2018	December 31, 2017	September 30, 2017

Unsecured loans
Amount	$73,974,625	$63,766,850	$54,430,200

Original loan content
US$ (in thousands)	$2,425,000	$2,150,000	$1,800,000
Annual interest rate	2.42%-2.67%	1.54%-1.82%	1.45%-1.54%
Maturity date	Due by October 2018	Due by February 2018	Due by October 2017

21.	PROVISIONS

The Company’s current provisions were provisions for sales returns and allowances.

Sales Returns and Allowances

Nine Months Ended September 30, 2017

Balance, beginning of period	$18,037,789
Provision	31,130,506
Payment	(35,025,604)
Effect of exchange rate changes	(19,182)

Balance, end of period	$14,123,509

Provisions for sales returns and allowances are estimated based on historical experience and the consideration of varying contractual terms, and are recognized as a reduction of revenue in the same year of the related product sales.

Starting from 2018, the Company recognizes the estimation of sales returns and allowance as refund liability (classified under accrued expenses and other current liabilities) upon initial application of IFRS 15.

22.	BONDS PAYABLE

	September 30, 2018	December 31, 2017	September 30, 2017

Domestic unsecured bonds	$91,800,000	$116,100,000	$116,100,000
Overseas unsecured bonds	—	34,107,850	34,774,850

	91,800,000	150,207,850	150,874,850
Less: Discounts on bonds payable	—	(6,728)	(13,473)
Less: Current portion	(34,900,000)	(58,401,122)	(59,061,377)

	$56,900,000	$91,800,000	$91,800,000

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

April 2013 to April 2018	US$	1,150,000	1.625%	Bullet repayment; interest payable semi-annually

23.	GUARANTEE DEPOSITS

	September 30, 2018	December 31, 2017	September 30, 2017

Capacity guarantee	$10,371,700	$13,346,550	$15,119,500
Receivables guarantee	647,218	2,427,548	2,742,840
Others	208,525	306,521	371,627

	$11,227,443	$16,080,619	$18,233,967

Current portion (classified under accrued expenses and other current liabilities)	$6,781,863	$8,493,829	$8,990,717
Noncurrent portion	4,445,580	7,586,790	9,243,250

	$11,227,443	$16,080,619	$18,233,967

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

24.	EQUITY

a.	Capital stock

	September 30, 2018	December 31, 2017	September 30, 2017

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380

Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of September 30, 2018, 1,068,157 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,340,787 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	September 30, 2018	December 31, 2017	September 30, 2017

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From share of changes in equities of subsidiaries	121,163	118,792	110,559
From share of changes in equities of associates	288,952	289,240	288,361
Donations	19,248	19,208	55

	$56,311,659	$56,309,536	$56,281,271

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation provide the policy about the profit sharing bonus to employees, please refer to Note 31.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from available-for-sale financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2017 and 2016 earnings have been approved by TSMC’s shareholders in its meeting held on June 5, 2018 and June 8, 2017, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2017	Year 2016	Year 2017	Year 2016

Legal capital reserve	$34,311,148	$33,424,718
Special capital reserve	26,907,527	—
Cash dividends to shareholders	207,443,044	181,512,663	$8	$7

	$268,661,719	$214,937,381

d.	Others

Changes in others were as follows:

	Nine Months Ended September 30, 2018
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Compensation	Total

Balance, beginning of period (IFRS 9)	$(26,697,680)	$(524,915)	$4,226	$(10,290)	$(27,228,659)
Exchange differences arising on translation of foreign operations	10,375,628	—	—	—	10,375,628
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	(1,309,697)	—	—	(1,309,697)
Debt instruments	—	(1,813,242)	—	—	(1,813,242)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	884,415	—	—	884,415
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	774,784	—	—	774,784
Loss allowance adjustments from debt instruments	—	(1,886)	—	—	(1,886)
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	23,887	—	23,887
Transferred to initial carrying amount of hedged items	—	—	(26,936)	—	(26,936)
Share of other comprehensive income (loss) of associates	73,283	(4,106)	—	—	69,177
Share of unearned stock-based employee compensation of associates	—	—	—	4,477	4,477
Income tax effect	—	66,477	366	—	66,843

Balance, end of period	$(16,248,769)	$(1,928,170)	$1,543	$(5,813)	$(18,181,209)

	Nine Months Ended September 30, 2017
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$1,661,237	$2,641	$105	$—	$1,663,983
Exchange differences arising on translation of foreign operations	(20,770,834)	—	—	—	(20,770,834)
Changes in fair value of available-for-sale financial assets	—	145,862	—	—	145,862
Cumulative (gain) loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(251,187)	—	—	(251,187)
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	102,026	—	102,026
Transferred to initial carrying amount of hedged items	—	—	(63,507)	—	(63,507)
Share of other comprehensive income (loss) of associates	(60,185)	3,265	—	—	(56,920)
Share of unearned stock-based employee compensation of associates	—	—	—	(12,145)	(12,145)
Income tax effect	—	58,256	(4,623)	—	53,633

Balance, end of period	$(19,169,782)	$(41,163)	$34,001	$(12,145)	$(19,189,089)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

25.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

Production	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018

Wafer	$228,826,813	$661,533,102
Others	31,521,069	80,170,262

	$260,347,882	$741,703,364

Region	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018

Taiwan	$21,576,476	$59,637,777
United States	157,394,160	424,736,531
China	41,386,552	141,737,386
Europe, the Middle East and Africa	17,285,430	52,154,282
Japan	17,165,225	49,156,817
Others	5,540,039	14,280,571

	$260,347,882	$741,703,364

The Company categorized the net revenue mainly based on the country in which the customer is headquartered.

Application Type	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018

Communication	$146,199,392	$395,065,368
Industrial/Standard	61,684,590	174,288,910
Computer	33,127,986	118,643,019
Consumer	19,335,914	53,706,067

	$260,347,882	$741,703,364

Customer Type	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
Fabless semiconductor companies/systems companies	$212,846,662	$607,172,662
Integrated device manufacturers	47,184,213	133,866,265
Others	317,007	664,437

	$260,347,882	$741,703,364

Resolution	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
7-nanometer	$25,336,977	$26,250,260
10-nanometer	13,476,325	81,203,203
16/20-nanometer	58,294,618	158,947,856
28-nanometer	43,739,621	135,806,688
40/45-nanometer	27,035,128	76,604,782
65-nanometer	17,833,438	56,562,781
90-nanometer	8,633,488	29,363,801
0.11/0.13 micron	5,854,756	15,093,688
0.15/0.18 micron	21,720,438	60,593,793
0.25 micron and above	6,902,024	21,106,250

Wafer revenue	$228,826,813	$661,533,102

b.	Contract balances

	September 30, 2018	January 1, 2018

Contract liabilities (classified under accrued expenses and other current liabilities)	$5,975,108	$32,434,829

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

For the three months and nine months ended September 30, 2018, the Company recognized NT$128,863 thousand and NT$31,641,659 thousand in revenue from the beginning balance of contract liability.

26.	OTHER INCOME

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017

Interest income
Bank deposits	$2,676,602	$1,486,181	$7,341,903	$4,595,104
Financial assets at FVTPL	137,328	—	190,261	—
Financial assets at FVTOCI	773,191	—	2,327,001	—
Financial assets at amortized cost	230,352	—	684,427	—
Available-for-sale financial assets	—	366,600	—	1,371,764
Held-to-maturity financial assets	—	142,176	—	427,634
Structured product	—	130,514	—	319,655

	3,817,473	2,125,471	10,543,592	6,714,157
Dividend income	—	3,085	158,358	145,588

	$3,817,473	$2,128,556	$10,701,950	$6,859,745

27.	FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Interest expense
Corporate bonds	$377,854	$639,120	$1,285,754	$1,985,998
Bank loans	361,150	204,059	889,414	513,684
Others	64	35	150	109

	$739,068	$843,214	$2,175,318	$2,499,791

28.	OTHER GAINS AND LOSSES

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Gain (loss) on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(262,517)	$—	$(774,784)	$—
Available-for-sale financial assets	—	326,297	—	266,986
Financial assets carried at cost	—	8,056	—	12,809
Net gain (loss) on financial instruments at FVTPL
Held for trading	—	463,651	—	1,759,927
Mandatorily measured at FVTPL	(642,780)	—	(1,927,698)	—
Designated as at FVTPL	—	33,045	—	130,709
Loss arising from fair value hedges, net	(10,219)	(8,564)	(2,494)	(32,058)

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017

Impairment loss on financial assets
Financial assets carried at cost	$—	$(3,909)	$—	$(15,941)
The reversal of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	185	—	1,886	—
Financial assets at amortized cost	641	—	393	—
Other gains, net	46,017	68,505	60,014	188,689

	$(868,673)	$887,081	$(2,642,683)	$2,311,121

(Concluded)

29.	INCOME TAX

a.	Income tax expense recognized in profit or loss

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Current income tax expense
Current tax expense recognized in the current period	$10,826,220	$11,785,404	$38,684,790	$44,460,678
Income tax adjustments on prior years	(26,628)	(9,614)	(989,984)	(947,906)
Other income tax adjustments	36,336	60,267	110,882	130,801

	10,835,928	11,836,057	37,805,688	43,643,573

Deferred income tax expense (benefit)
Effect of tax rate changes	(346,383)	—	(1,062,480)	—
The origination and reversal of temporary differences	(690,675)	(1,267,121)	(1,494,058)	(3,026,231)

	(1,037,058)	(1,267,121)	(2,556,538)	(3,026,231)

	$9,798,870	$10,568,936	$35,249,150	$40,617,342

In 2018, the Income Tax Law in the R.O.C. was amended and, starting from 2018, the corporate income tax rate was adjusted from 17% to 20%. The effect of the change in tax rate on deferred tax income to be recognized in profit or loss is NT$1,474,808 thousand, of which NT$412,328 thousand has not been recognized as of September 30, 2018, with corresponding effect recognized throughout the interim periods. In addition, the tax rate applicable to unappropriated earnings was reduced from 10% to 5%.

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Deferred income tax benefit (expense)
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	$28,564	$—	$66,477	$—
Related to gain/loss on cash flow hedges	1,894	(2,343)	366	(4,623)
Related to unrealized gain/loss on available-for-sale financial assets	—	3,535	—	58,256

	$30,458	$1,192	$66,843	$53,633

c.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2015. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

30.	EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017

Basic EPS	$3.44	$3.47	$9.69	$9.40

Diluted EPS	$3.44	$3.47	$9.69	$9.40

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended September 30, 2018

Basic/Diluted EPS
Net income available to common shareholders of the parent	$89,071,628	25,930,380	$3.44

Three months ended September 30, 2017

Basic/Diluted EPS
Net income available to common shareholders of the parent	$89,925,437	25,930,380	$3.47

(Continued)

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Nine Months Ended September 30, 2018

Basic/Diluted EPS
Net income available to common shareholders of the parent	$251,146,789	25,930,380	$9.69

Nine Months Ended September 30, 2017

Basic/Diluted EPS
Net income available to common shareholders of the parent	$243,825,354	25,930,380	$9.40

(Concluded)

31.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
a. Depreciation of property, plant and equipment
Recognized in cost of revenue	$66,715,027	$65,040,285	$196,072,392	$171,702,451
Recognized in operating expenses	5,784,173	4,974,403	17,223,489	14,398,910
Recognized in other operating income and expenses	5,994	18,140	23,069	30,583

	$72,505,194	$70,032,828	$213,318,950	$186,131,944

b. Amortization of intangible assets
Recognized in cost of revenue	$492,247	$542,083	$1,470,473	$1,584,845
Recognized in operating expenses	612,376	589,751	1,726,955	1,612,448

	$1,104,623	$1,131,834	$3,197,428	$3,197,293

c. Research and development costs expensed as incurred	$21,886,199	$21,045,439	$62,206,346	$59,515,288

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$626,912	$611,107	$1,937,915	$1,767,533
Defined benefit plans	70,437	67,875	211,339	203,637

	697,349	678,982	2,149,254	1,971,170
Other employee benefits	26,731,464	26,164,537	77,438,960	74,262,832

	$27,428,813	$26,843,519	$79,588,214	$76,234,002

Employee benefits expense summarized by function

Recognized in cost of revenue	$16,052,801	$15,696,897	$46,749,063	$44,831,683
Recognized in operating expenses	11,376,012	11,146,622	32,839,151	31,402,319

	$27,428,813	$26,843,519	$79,588,214	$76,234,002

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$5,978,557 thousand and NT$6,034,054 thousand for the three months ended September 30, 2018 and 2017, respectively; and NT$16,850,949 thousand and NT$16,356,611 thousand for the nine months ended September 30, 2018 and 2017, respectively. Compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$23,019,082 thousand and NT$368,919 thousand in cash for 2017, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418,339 thousand and NT$376,432 thousand in cash for 2016, respectively, had been approved by the Board of Directors of TSMC held on February 13, 2018 and February 14, 2017, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2017 and 2016, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

32.	CASH FLOW INFORMATION

Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Balance as of January 1, 2018	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of September 30, 2018

Short-term loans	$63,766,850	$9,626,705	$581,070	$—	$73,974,625
Guarantee deposits	16,080,619	(693,735)	338,458	(4,497,899)	11,227,443
Bonds payable	150,201,122	(58,024,900)	(382,878)	6,656	91,800,000

Total	$230,048,591	$(49,091,930)	$536,650	$(4,491,243)	$177,002,068

Note:	Other changes include amortization of bonds payable and guarantee deposits refunded to customers by offsetting related accounts receivable.

33.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

September 30, 2018

Financial assets
Financial assets at FVTPL (Note 1)	$4,057,240
Financial assets at FVTOCI (Note 2)	108,035,659
Hedging financial assets	124,242
Amortized cost (Note 3)	651,726,357

$763,943,498

Financial liabilities
FVTPL (Note 4)	$240,620
Hedging financial liabilities	3,750
Amortized cost (Note 5)	307,871,280

$308,115,650

Note 1:	Financial assets mandatorily measured at FVTPL.

Note 2:	Including notes and accounts receivable, net, debt and equity investments.

Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 4:	Held for trading.

Note 5:

Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable, and guarantee deposits.

	December 31, 2017	September 30, 2017

Financial assets
FVTPL (Note 6)	$569,751	$1,125,668
Available-for-sale financial assets (Note 7)	98,248,410	89,939,057
Held-to-maturity financial assets	20,821,714	26,420,393
Hedging derivative financial assets	34,394	98,879
Loans and receivables (Note 8)	684,416,654	533,419,983

	$804,090,923	$651,003,980

Financial liabilities
FVTPL (Note 6)	$26,709	$251,212
Hedging derivative financial liabilities	15,562	7,545
Amortized cost (Note 9)	340,501,266	323,056,014

	$340,543,537	$323,314,771

Note 6:	Including held for trading and designated as at FVTPL.

Note 7:	Including financial assets carried at cost.

Note 8:	Including cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 9:

Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable, long-term bank loans, and guarantee deposits.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Most of the Company’s revenues and expenditures are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company uses derivative financial instruments, such as forward exchange contracts and cross currency swaps, and non-derivative financial instruments, such as foreign currency-denominated debt, to partially hedge the Company’s existing and certain forecasted currency exposure. These hedges will offset only a portion of, but do not eliminate, the financial impact from movements in foreign currency exchange rates.

The Company’s sensitivity analysis of foreign currency risk mainly focuses on the foreign currency monetary items and the derivatives financial instruments at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges relative to the New Taiwan dollar, the net income for the nine months ended September 30, 2018 and 2017 would have decreased by NT$585,920 thousand and NT$185,262 thousand, respectively, and the other comprehensive income for the nine months ended September 30, 2018 and 2017 would have decreased by NT$91,341 thousand and NT$465,790 thousand, respectively.

Interest rate risk

The Company is exposed to interest rate risk primarily related to its outstanding debt and investments in fixed income securities. All of the Company’s bonds payable have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. As of December 31, 2017, the Company had no outstanding long-term bank loans.

The Company classified its investments in fixed income securities as financial assets at FVTPL, financial assets at FVTOCI and financial assets at amortized costs starting from 2018; as available-for-sale and held-to-maturity financial assets in 2017. Because financial assets at amortized costs and held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, financial assets at FVTPL, financial assets at FVTOCI and available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. The Company utilized interest rate futures to partially hedge the interest rate risk on its financial assets at FVTPL and FVTOCI and available-for-sale fixed income investments. These hedges may offset only a small portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed at the end of the reporting period, an unfavorable movement of hypothetical 1.00% increase in interest rates across all maturities would have resulted in a decrease in net income by NT$149,843 thousand for the nine months ended September 30, 2018, and in a decrease in other comprehensive income by NT$2,680,417 thousand and NT$1,919,137 thousand for the nine months ended September 30, 2018 and 2017, respectively.

Other price risk

The Company is exposed to equity price risk for 2018 and 2017 arising from financial assets at FVTOCI and available-for-sale equity investments, respectively.

Assuming a hypothetical decrease of 5% in prices of the equity investments at the end of the reporting period for the nine months ended September 30, 2018 and 2017, the other comprehensive income would have decreased by NT$314,182 thousand and NT$335,977 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s trade receivables are from its customers worldwide. The majority of the Company’s outstanding trade receivables are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on trade receivables, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of September 30, 2018, December 31, 2017 and September 30, 2017, the Company’s ten largest customers accounted for 76%, 70% and 73% of accounts receivable, respectively. The Company believes the concentration of credit risk is not material for the remaining accounts receivable.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment-grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The risk management of expected credit loss for financial assets at amortized cost and investments in debt instruments at FVTOCI is as follows:

The Company only invests in debt instruments that are rated as investment grade or higher. The credit rating information is supplied by external rating agencies. The Company assesses whether there has been a significant increase in credit risk since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the bond-issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio
Performing	Credit rating on trade date and valuation date: (1) Within investment grade (2) Between BB+ and BB-	12 months expected credit loss	0-0.1%
Doubtful	Credit rating on trade date and valuation date: (1) From investment grade to non-investment grade (2) From BB+~BB- to B+~CCC-	Lifetime expected credit loss-not credit impaired	—
In default	Credit rating CC or below	Lifetime expected credit loss-credit impaired	—
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	—

For the nine months ended September 30, 2018, the expected credit loss decreases NT$1,228 thousand, mainly attributed to asset allocation adjustment to debt investments of higher credit rating.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent, debt investment at FVTPL, financial assets at FVTOCI-Current, and financial assets amortized at cost-Current.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

September 30, 2018

Non-derivative financial liabilities

Short-term loans	$74,021,637	$—	$—	$—	$74,021,637
Accounts payable (including related parties)	30,305,076	—	—	—	30,305,076
Payables to contractors and equipment suppliers	58,590,057	—	—	—	58,590,057
Accrued expenses and other current liabilities	41,974,079	—	—	—	41,974,079
Bonds payable	36,166,206	35,464,787	23,077,131	—	94,708,124
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,781,863	4,359,556	86,024	—	11,227,443

	247,838,918	39,824,343	23,163,155	—	310,826,416

Derivative financial instruments

Forward exchange contracts
Outflows	60,704,314	—	—	—	60,704,314
Inflows	(60,581,572)	—	—	—	(60,581,572)

	122,742	—	—	—	122,742

	$247,961,660	$39,824,343	$23,163,155	$—	$310,949,158

December 31, 2017

Non-derivative financial liabilities

Short-term loans	$63,801,977	$—	$—	$—	$63,801,977
Accounts payable (including related parties)	30,069,163	—	—	—	30,069,163
Payables to contractors and equipment suppliers	55,723,774	—	—	—	55,723,774
Accrued expenses and other current liabilities	24,659,738	—	—	—	24,659,738
Bonds payable	60,176,818	68,378,787	7,777,715	18,203,601	154,536,921
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	8,493,829	7,503,151	83,639	—	16,080,619

	242,925,299	75,881,938	7,861,354	18,203,601	344,872,192

Derivative financial instruments

Forward exchange contracts
Outflows	67,393,539	—	—	—	67,393,539
Inflows	(67,957,919)	—	—	—	(67,957,919)

	(564,380)	—	—	—	(564,380)

	$242,360,919	$75,881,938	$7,861,354	$18,203,601	$344,307,812

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

September 30, 2017

Non-derivative financial liabilities

Short-term loans	$54,454,435	$—	$—	$—	$54,454,435
Accounts payable (including related parties)	28,987,506	—	—	—	28,987,506
Payables to contractors and equipment suppliers	47,975,461	—	—	—	47,975,461
Accrued expenses and other current liabilities	22,543,303	—	—	—	22,543,303
Bonds payable	61,213,960	68,616,980	3,404,812	22,686,332	155,922,084
Long-term bank loans	10,301	14,844	—	—	25,145
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	8,990,717	9,157,976	85,274	—	18,233,967

	224,175,683	77,789,800	3,490,086	22,686,332	328,141,901

Derivative financial instruments

Forward exchange contracts
Outflows	51,905,530	—	—	—	51,905,530
Inflows	(51,837,951)	—	—	—	(51,837,951)

	67,579	—	—	—	67,579

Cross currency swap contracts
Outflows	16,050,825	—	—	—	16,050,825
Inflows	(16,003,500)	—	—	—	(16,003,500)

	47,325	—	—	—	47,325

	$224,290,587	$77,789,800	$3,490,086	$22,686,332	$328,256,805

(Concluded)

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2018
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Mandatorily measured at FVTPL
Agency mortgage-backed securities	$—	$3,927,700	$—	$3,927,700
Forward exchange contracts	—	129,540	—	129,540

	$—	$4,057,240	$—	$4,057,240

(Continued)

	September 30, 2018
	Level 1	Level 2	Level 3	Total

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$—	$40,587,299	$—	$40,587,299
Agency bonds/Agency mortgage-backed securities	—	31,663,708	—	31,663,708
Asset-backed securities	—	15,028,991	—	15,028,991
Government bonds	10,671,468	143,567	—	10,815,035
Commercial paper	—	258,345	—	258,345
Investments in equity instruments
Non-publicly traded equity investments	—	—	5,701,354	5,701,354
Publicly traded stocks	860,688	—	—	860,688
Notes and accounts receivable, net	—	3,120,239	—	3,120,239

	$11,532,156	$90,802,149	$5,701,354	$108,035,659

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$120,417	$—	$—	$120,417
Cash flow hedges
Forward exchange contracts	—	3,825	—	3,825

	$120,417	$3,825	$—	$124,242

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$240,620	$—	$240,620

Hedging financial liabilities

Cash flow hedges
Forward exchange contracts	$—	$3,750	$—	$3,750

			(Concluded)

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$569,751	$—	$569,751

Available-for-sale financial assets

Corporate bonds	$—	$40,165,148	$—	$40,165,148
Agency bonds/Agency mortgage-backed securities	—	29,235,388	—	29,235,388
Asset-backed securities	—	13,459,545	—	13,459,545
Government bonds	7,715,980	101,743	—	7,817,723
Publicly traded stocks	2,548,054	—	—	2,548,054
Commercial paper	—	148,295	—	148,295

	$10,264,034	$83,110,119	$—	$93,374,153

(Continued)

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Hedging derivative financial assets

Fair value hedges
Interest rate futures contracts	$27,016	$—	$—	$27,016
Cash flow hedges
Forward exchange contracts	—	7,378	—	7,378

	$27,016	$7,378	$—	$34,394

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$26,709	$—	$26,709

Hedging derivative financial liabilities

Cash flow hedges
Forward exchange contracts	$—	$15,562	$—	$15,562

			(Concluded)

	September 30, 2017
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$57,395	$—	$57,395
Designated as at FVTPL
Time deposit	—	1,068,273	—	1,068,273

	$—	$1,125,668	$—	$1,125,668

Available-for-sale financial assets

Corporate bonds	$—	$38,023,860	$—	$38,023,860
Agency bonds/Agency mortgage-backed securities	—	25,383,136	—	25,383,136
Asset-backed securities	—	12,195,102	—	12,195,102
Government bonds	6,938,362	105,718	—	7,044,080
Publicly traded stocks	2,068,370	—	—	2,068,370
Commercial paper	—	238,463	—	238,463

	$9,006,732	$75,946,279	$—	$84,953,011

Hedging derivative financial assets

Fair value hedges
Interest rate futures contracts	$51,057	$—	$—	$51,057
Cash flow hedges
Forward exchange contracts	—	47,822	—	47,822

	$51,057	$47,822	$—	$98,879

(Continued)

	September 30, 2017
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$212,135	$—	$212,135
Cross currency swap contracts	—	39,077	—	39,077

	$—	$251,212	$—	$251,212

Hedging derivative financial liabilities
Cash flow hedges
Forward exchange contracts	$—	$7,545	$—	$7,545

(Concluded)

In the fourth quarter of 2017, the Company reassessed the bid-ask spread and the transaction volume of the fixed income securities in determining whether there were quoted prices in active markets. Accordingly, the Company classified the fair value hierarchy levels of corporate bonds, agency bonds, agency mortgage-backed securities and some government bonds as level 2. To have consistent comparative basis, the Company had revised prior period classification from level 1 to level 2.

There were no transfers between Level 1 and Level 2 for the nine months ended September 30, 2018.

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI. Reconciliations for the nine months ended September 30, 2018 were as follows:

Balance at January 1, 2018	$5,841,384
Additions	200,463
Total gains or losses recognized in other comprehensive income	(299,938)
Disposals and proceeds from return of capital of investments	(173,088)
Effect of exchange rate changes	132,533

Balance at September 30, 2018	$5,701,354

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•

The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, and government bonds are determined by quoted market prices provided by third party pricing services.

•

Forward exchange contracts and cross currency swap contracts are measured using forward exchange rates and the discounted yield curves that are derived from quoted market prices. For investments in commercial paper and time deposit designated as FVTPL, the fair values are determined by the present value of future cash flows based on the discounted yield curves that are derived from the quoted market prices.

•	The fair value of accounts receivables classified as at FVTOCI are determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value Measurement

The fair values of non-public traded equity investments are mainly determined by using the asset approach, the income approach, and the market approach.

To determine the fair value, the Company utilizes the asset approach and takes into account the net asset value measured at the fair value by independent parties. On September 30, 2018, the Company uses unobservable inputs derived from discount for lack of marketability by 10%. When other inputs remain equal, the fair value will decrease by NT$31,736 thousand if discounts for lack of marketability increase by 1%.

The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On September 30, 2018, the Company uses significant unobservable inputs, which include long term revenue growth rate of approximately 3%, discount rate of 10%, discount for lack of marketability of 10%, and discounts for lack of control of 10%. When other inputs remain equal, if long term revenue growth rate decreases by 1%, the fair value will decrease by NT$40,080 thousand; if discount rate increases by 1%, the fair value will decrease by NT$72,717 thousand; if discount for lack of marketability increases by 1%, the fair value will decrease by NT$19,000 thousand; if discount for lack of control increases by 1%, the fair value will decrease by NT$19,000 thousand.

For the remaining few investments, the market approach is used to arrive at their fair value, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s assets and liabilities which are not required to measure at fair value:

	September 30, 2018
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$19,362,587	$—	$19,516,024	$—	$19,516,024

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$91,800,000	$—	$93,343,309	$—	$93,343,309

	December 31, 2017
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds	$19,338,764	$—	$19,541,419	$—	$19,541,419
Structured product	1,482,950	—	1,475,350	—	1,475,350

	$20,821,714	$—	$21,016,769	$—	$21,016,769

Financial liabilities

Measured at amortized cost
Bonds payable	$150,201,122	$—	$152,077,728	$—	$152,077,728

	September 30, 2017
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds	$20,372,593	$—	$20,593,872	$—	$20,593,872
Negotiable certificate of deposit	4,535,850	—	4,538,254	—	4,538,254
Structured product	1,511,950	—	1,503,684	—	1,503,684

	$26,420,393	$—	$26,635,810	$—	$26,635,810

Financial liabilities
Measured at amortized cost
Bonds payable	$150,861,377	$—	$152,840,029	$—	$152,840,029

In the fourth quarter of 2017, the Company reassessed the bid-ask spread and the transaction volume of the fixed income securities in determining whether there were quoted prices in active markets. Accordingly, the Company classified the fair value hierarchy levels of corporate bonds and bonds payable as level 2. To have consistent comparative basis, the Company had revised prior period classification from level 1 to level 2.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and negotiable certificate of deposit are determined by quoted market prices provided by third party pricing services. The fair value of structured product is determined by quoted market prices provided by the counterparty.

The fair value of the Company’s bonds payable is determined by quoted market prices provided by third party pricing services.

34.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
Mutual-Pak	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Three Months Ended September 30		Nine Months Ended September 30
		2018	2017	2018	2017

Item	Related Party Categories

Net revenue from sale of goods	Associates	$2,878,283	$2,648,918	$7,174,347	$6,152,067

	Other related parties	—	—	330	—

		$2,878,283	$2,648,918	$7,174,677	$6,152,067

Net revenue from royalties	Associates	$51,691	$123,236	$312,005	$364,512

c.	Purchases

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017

Related Party Categories

Associates	$2,295,579	$2,671,511	$6,693,633	$7,557,431

d.	Receivables from related parties

		September 30, 2018	December 31, 2017	September 30, 2017

Item	Related Party Name/Categories

Receivables from related parties	GUC	$1,546,977	$1,022,892	$933,031
	Xintec	210,096	161,232	143,407

		$1,757,073	$1,184,124	$1,076,438

(Continued)

		September 30, 2018	December 31, 2017	September 30, 2017

Other receivables from related parties	SSMC	$56,181	$83,099	$85,274
	VIS	7,241	78,141	79,504
	Other associates	963	9,818	1,151

		$64,385	$171,058	$165,929

(Concluded)

e.	Payables to related parties

		September 30, 2018	December 31, 2017	September 30, 2017

Item	Related Party Name
Payables to related parties	Xintec	$728,756	$817,930	$382,279
	VIS	467,874	409,950	600,612
	SSMC	367,328	406,959	429,739
	Other associates	7,345	21,517	29,399

		$1,571,303	$1,656,356	$1,442,029

f.	Accrued expenses and other current liabilities

		September 30, 2018	December 31, 2017	September 30, 2017

Item	Related Party Categories

Contract liabilities	Associates	$1,456	$—	$—

Advance receipts	Associates	$—	$96,502	$239,914

g.	Others

		Three Months Ended September 30		Nine Months Ended September 30
		2018	2017	2018	2017

Item	Related Party Categories

Manufacturing expenses	Associates	$890,630	$492,892	$1,889,816	$1,055,887

General and administrative expenses	Other related parties	$25,227	$16,678	$95,528	$47,801

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain or loss derived from sales of property, plant and equipment to related parties (transactions with associates), and then recognized such gain or loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the three months and nine months ended September 30, 2018 and 2017 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017

Short-term employee benefits	$471,505	$532,461	$1,492,033	$1,523,629
Post-employment benefits	699	836	2,636	2,929

	$472,204	$533,297	$1,494,669	$1,526,558

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

35.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of September 30, 2018, December 31, 2017 and September 30, 2017, the aforementioned other financial assets amounted to NT$123,520 thousand, NT$165,618 thousand and NT$168,293 thousand, respectively.

36.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company’s major significant operating leases are arrangements on several parcels of land, machinery and equipment and office premises.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	September 30, 2018	December 31, 2017	September 30, 2017

Not later than 1 year	$5,962,586	$3,116,209	$1,512,193
Later than 1 year and not later than 5 years	5,926,589	5,174,729	4,425,524
Later than 5 years	9,307,594	8,905,848	9,179,467

	$21,196,769	$17,196,786	$15,117,184

37.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of September 30, 2018, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of September 30, 2018.

c.

In May 2017, Uri Cohen filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America and other companies infringe four U.S. patents. Cohen’s case was transferred to and consolidated with the responsive declaratory judgment case for non-infringement of Cohen’s asserted patents filed by TSMC and TSMC North America in the U.S. District Court for the Northern District of California. In July 2018, all pending litigations between the parties in the U.S. District Court for the Northern District of California were dismissed.

d.

On September 28, 2017, TSMC was contacted by the European Commission (the “Commission”), which has asked us for information and documents concerning alleged anti-competitive practices in relation to semiconductor sales. We are cooperating with the Commission to provide the requested information and documents. In light of the fact that this proceeding is still in its preliminary stage, it is premature to predict how the case will proceed, the outcome of the proceeding or its impact.

e.	TSMC entered into long-term purchase agreements of silicon wafer with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

f.	TSMC entered into a long-term purchase agreement of equipment. The relative purchase quantity and price are specified in the agreement.

g.	TSMC entered into long-term power purchase agreements with multiple suppliers. The relative purchase period, quantity and price are specified in the agreements.

h.	Amounts available under unused letters of credit as of September 30, 2018, December 31, 2017 and September 30, 2017 were NT$70,162 thousand, NT$94,909 thousand and NT$96,765 thousand, respectively.

38.	SIGNIFICANT LOSSES FROM DISASTERS

The Company experienced a computer virus outbreak on August 3, 2018, which affected a number of computer systems and fab tools, and consequently impacted wafer production in Taiwan. All the impacted tools have been recovered by August 6, 2018. The Company recognized a loss of NT$2,596,046 thousand related to this incident for the three months ended September 30, 2018, which was included in cost of revenue.

39.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount (In Thousands)

September 30, 2018

Financial assets

Monetary items
USD	$4,815,815	30.505	$146,906,437
USD	365,757	6.881 (Note 2)	11,157,426
EUR	5,861	35.68	209,127
JPY	2,160,510	0.2699	583,122
Non-monetary items
HKD	178,124	3.90	694,683

Financial liabilities

Monetary items
USD	4,251,255	30.505	129,684,537
EUR	516,393	35.68	18,424,920
JPY	38,344,359	0.2699	10,349,142

December 31, 2017

Financial assets

Monetary items
USD	5,668,611	29.659	168,125,342
USD	580,555	6.512 (Note 2)	17,218,674
EUR	236,474	35.45	8,383,015
JPY	34,335,661	0.2629	9,026,845
Non-monetary items
HKD	285,336	3.80	1,084,276

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount (In Thousands)

Financial liabilities

Monetary items
USD	$4,048,384	29.659	$120,071,030
EUR	415,819	35.45	14,740,766
JPY	43,205,838	0.2629	11,358,815

September 30, 2017

Financial assets

Monetary items
USD	4,782,324	30.239	144,612,701
USD	496,388	6.615 (Note 2)	15,010,269
EUR	2,960	35.83	106,061
JPY	254,682	0.2699	68,739
Non-monetary items
HKD	186,144	3.89	724,099

Financial liabilities

Monetary items
USD	3,982,684	30.239	120,432,378
EUR	344,900	35.83	12,357,775
JPY	37,415,541	0.2699	10,098,454

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and nine months ended September 30, 2018 and 2017, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

40.	OPERATING SEGMENTS INFORMATION

From 2016, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

41.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 13;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): Please see Table 9 attached;

l.	Information on investment in mainland China

1)

The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (Foreign Currencies in Thousands)		Interest Rate	Nature for Financing (Note 4)	Transaction Amounts	Reason for Financing (Note 4)	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	52,384,500 7,000,000) & 700,000)	$ (RMB (US$	46,680,065 7,000,000) & 513,000)	$ (RMB (US$	30,240,415 5,700,000) & 163,000)	1.30%-1.96%	The need for short-term and long-term financing	$—	Operating capital	$—	—	$—	$53,848,784	$53,848,784
2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	45,757,500 1,500,000)	(US$	45,757,500 1,500,000)		—	—	The need for short-term financing	—	Operating capital	—	—	—	384,742,480	384,742,480

Note 1:

The total amount available for lending purpose shall not exceed the net worth of TSMC China. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC China. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC. However, the total amount lendable to any such subsidiary of TSMC shall not exceed forty percent (40%) of the net worth of TSMC China. When there is a lending for funding needs by TSMC China to TSMC, or to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC, which are not located in Taiwan, the lending will not be subject to the restriction set forth in the above paragraph of this Article. Notwithstanding the foregoing, the aggregate amount available for lending to such borrowers and the total amount lendable to each of such borrowers still shall not exceed the net worth of TSMC China.

Note 2:

The total amount available for lending purpose shall not exceed the net worth of TSMC Global. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While TSMC, or foreign subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not be subject to this restriction, their total borrowing amount still shall not exceed the net worth of TSMC Global. Notwithstanding the foregoing, the aggregate amount for lending to Taiwan companies other than TSMC shall not exceed forty percent (40%) of the net worth of TSMC Global.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

Note 4:

The restriction of the term of each loan for funding not exceeding one year shall not apply to inter-company loans for funding between offshore subsidiaries in which the Company holds, directly or indirectly, 100% of the voting shares.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$393,792,979	$ (US$	35,080,750 1,150,000)		$—		$—	$—	—	$393,792,979	Yes	No	No
		TSMC North America	Subsidiary	393,792,979	(US$	2,538,422 83,213)	(US$	2,538,422 83,213)	(US$	2,538,422 83,213)	—	0.16%	393,792,979	Yes	No	No

Note 1:

The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.

Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	SEPTEMBER 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	—	Financial assets at fair value through other comprehensive income	21,230		$580,864	10		$580,864

	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		344,736	7		344,736
	Global Investment Holding Inc.	—	”	11,124		85,909	6		85,909
	W.K. Technology Fund IV	—	”	806		5,753	2		5,753
	Crimson Asia Capital	—	”	—		4,791	1		4,791
	Horizon Ventures Fund	—	”	—		2,458	12		2,458

	Publicly traded stocks
	Semiconductor Manufacturing International Corporation	—	Financial assets at fair value through other comprehensive income	21,105		694,683	—		694,683

	Motech	—	”	13,097		132,932	2		132,932

TSMC Partners	Non-publicly traded equity investments
	Tela Innovations	—	Financial assets at fair value through other comprehensive income	10,440	US$	56,058	25	US$	56,058
	Shanghai Walden Venture Capital Enterprise	—	”	—	US$	8,511	6	US$	8,511
	China Walden Venture Investments II, L.P.	—	”	—	US$	8,169	9	US$	8,169
	China Walden Venture Investments III, L.P.	—	”	—	US$	1,520	4	US$	1,520
	Mcube Inc.	—	”	6,333		—	12		—

TSMC Global	Corporate bond
	Bank of America Corp	—	Financial assets at fair value through other comprehensive income	—	US$	44,855	N/A	US$	44,855
	JPMorgan Chase & Co	—	”	—	US$	43,170	N/A	US$	43,170
	Morgan Stanley	—	”	—	US$	40,848	N/A	US$	40,848
	Goldman Sachs Group Inc/The	—	”	—	US$	32,474	N/A	US$	32,474
	Citigroup Inc	—	”	—	US$	28,833	N/A	US$	28,833
	CVS Health Corp	—	”	—	US$	26,700	N/A	US$	26,700
	Inter American Development Bank	—	”	—	US$	24,254	N/A	US$	24,254
	AT&T Inc	—	”	—	US$	24,031	N/A	US$	24,031
	Verizon Communications Inc	—	”	—	US$	15,939	N/A	US$	15,939
	HSBC Holdings PLC	—	”	—	US$	13,617	N/A	US$	13,617
	Apple Inc	—	”	—	US$	12,525	N/A	US$	12,525
	Ford Motor Credit Co LLC	—	”	—	US$	12,270	N/A	US$	12,270
	PNC Bank NA	—	”	—	US$	12,177	N/A	US$	12,177
	BAT Capital Corp	—	”	—	US$	12,171	N/A	US$	12,171
	Anheuser-Busch InBev Finance Inc	—	”	—	US$	12,135	N/A	US$	12,135
	Daimler Finance North America LLC	—	”	—	US$	11,854	N/A	US$	11,854
	Nordea Bank AB	—	”	—	US$	11,729	N/A	US$	11,729
	AbbVie Inc	—	”	—	US$	11,727	N/A	US$	11,727
	United Technologies Corp	—	”	—	US$	10,585	N/A	US$	10,585
	BP Capital Markets PLC	—	”	—	US$	10,142	N/A	US$	10,142

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	SEPTEMBER 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Credit Suisse AG/New York NY	—	Financial assets at fair value through other comprehensive income	—	US$	9,663	N/A	US$	9,663
	Sumitomo Mitsui Financial Group Inc	—	”	—	US$	9,195	N/A	US$	9,195
	Mitsubishi UFJ Financial Group Inc	—	”	—	US$	9,088	N/A	US$	9,088
	Macquarie Group Ltd	—	”	—	US$	8,998	N/A	US$	8,998
	Bank of New York Mellon Corp/The	—	”	—	US$	8,859	N/A	US$	8,859
	Analog Devices Inc	—	”	—	US$	8,772	N/A	US$	8,772
	Wells Fargo & Co	—	”	—	US$	8,681	N/A	US$	8,681
	ABN AMRO Bank NV	—	”	—	US$	8,645	N/A	US$	8,645
	ERAC USA Finance LLC	—	”	—	US$	8,573	N/A	US$	8,573
	Southern Co/The	—	”	—	US$	8,516	N/A	US$	8,516
	Celgene Corp	—	”	—	US$	8,370	N/A	US$	8,370
	Duke Energy Corp	—	”	—	US$	8,178	N/A	US$	8,178
	Tencent Holdings Ltd	—	”	—	US$	8,079	N/A	US$	8,079
	Intercontinental Exchange Inc	—	”	—	US$	7,812	N/A	US$	7,812
	Hewlett Packard Enterprise Co	—	”	—	US$	7,741	N/A	US$	7,741
	Huntington National Bank/The	—	”	—	US$	7,676	N/A	US$	7,676
	Siemens Financieringsmaatschappij NV	—	”	—	US$	7,508	N/A	US$	7,508
	Cardinal Health Inc	—	”	—	US$	7,500	N/A	US$	7,500
	UBS Group Funding Switzerland AG	—	”	—	US$	7,367	N/A	US$	7,367
	ANZ New Zealand Int’l Ltd/London	—	”	—	US$	7,249	N/A	US$	7,249
	QUALCOMM Inc	—	”	—	US$	7,107	N/A	US$	7,107
	Deutsche Telekom International Finance BV	—	”	—	US$	7,095	N/A	US$	7,095
	Microsoft Corp	—	”	—	US$	7,088	N/A	US$	7,088
	Svenska Handelsbanken AB	—	”	—	US$	7,079	N/A	US$	7,079
	Citizens Bank NA/Providence RI	—	”	—	US$	7,048	N/A	US$	7,048
	Banco Santander SA	—	”	—	US$	7,035	N/A	US$	7,035
	African Development Bank	—	”	—	US$	7,018	N/A	US$	7,018
	Welltower Inc	—	”	—	US$	7,005	N/A	US$	7,005
	General Dynamics Corp	—	”	—	US$	6,998	N/A	US$	6,998
	Toyota Motor Credit Corp	—	”	—	US$	6,890	N/A	US$	6,890
	Westpac Banking Corp	—	”	—	US$	6,833	N/A	US$	6,833
	Dominion Energy Inc	—	”	—	US$	6,804	N/A	US$	6,804
	BB&T Corp	—	”	—	US$	6,695	N/A	US$	6,695
	Hyundai Capital America	—	”	—	US$	6,647	N/A	US$	6,647
	Wells Fargo Bank NA	—	”	—	US$	6,629	N/A	US$	6,629
	US Bank NA/Cincinnati OH	—	”	—	US$	6,620	N/A	US$	6,620
	Mizuho Financial Group Inc	—	”	—	US$	6,376	N/A	US$	6,376
	American International Group Inc	—	”	—	US$	6,319	N/A	US$	6,319
	Cooperatieve Rabobank UA/NY	—	”	—	US$	6,252	N/A	US$	6,252
	Tyson Foods Inc	—	”	—	US$	6,207	N/A	US$	6,207
	Air Lease Corp	—	”	—	US$	6,204	N/A	US$	6,204
	21st Century Fox America Inc	—	”	—	US$	6,167	N/A	US$	6,167
	Dow Chemical Co/The	—	”	—	US$	6,093	N/A	US$	6,093
	Barclays PLC	—	”	—	US$	6,066	N/A	US$	6,066
	Northrop Grumman Corp	—	”	—	US$	6,026	N/A	US$	6,026
	Lloyds Bank PLC	—	”	—	US$	6,024	N/A	US$	6,024
	Fifth Third Bancorp	—	”	—	US$	6,004	N/A	US$	6,004
	KeyCorp	—	”	—	US$	5,809	N/A	US$	5,809
	UBS AG/London	—	”	—	US$	5,761	N/A	US$	5,761
	SMBC Aviation Capital Finance DAC	—	”	—	US$	5,760	N/A	US$	5,760

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	SEPTEMBER 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	BPCE SA	—	Financial assets at fair value through other comprehensive income	—	US$	5,718	N/A	US$	5,718
	AXA Equitable Holdings Inc	—	”	—	US$	5,705	N/A	US$	5,705
	Oracle Corp	—	”	—	US$	5,698	N/A	US$	5,698
	Aviation Capital Group Corp	—	”	—	US$	5,689	N/A	US$	5,689
	Reckitt Benckiser Treasury Services PLC	—	”	—	US$	5,615	N/A	US$	5,615
	Santander UK PLC	—	”	—	US$	5,568	N/A	US$	5,568
	Santander UK Group Holdings PLC	—	”	—	US$	5,547	N/A	US$	5,547
	KeyBank NA/Cleveland OH	—	”	—	US$	5,538	N/A	US$	5,538
	Penske Truck Leasing Co Lp/PTL Finance Corp	—	”	—	US$	5,392	N/A	US$	5,392
	ITC Holdings Corp	—	”	—	US$	5,321	N/A	US$	5,321
	Capital One NA/Mclean VA	—	”	—	US$	5,301	N/A	US$	5,301
	Ryder System Inc	—	”	—	US$	5,290	N/A	US$	5,290
	Amgen Inc	—	”	—	US$	5,229	N/A	US$	5,229
	International Bank for Reconstruction & Development	—	”	—	US$	5,151	N/A	US$	5,151
	Sompo International Holdings Ltd	—	”	—	US$	5,055	N/A	US$	5,055
	BNP Paribas SA	—	”	—	US$	5,054	N/A	US$	5,054
	Jackson National Life Global Funding	—	”	—	US$	5,054	N/A	US$	5,054
	SunTrust Banks Inc	—	”	—	US$	5,038	N/A	US$	5,038
	Manufacturers & Traders Trust Co	—	”	—	US$	5,028	N/A	US$	5,028
	Toronto-Dominion Bank/The	—	”	—	US$	4,997	N/A	US$	4,997
	UBS AG/Stamford CT	—	”	—	US$	4,972	N/A	US$	4,972
	Cigna Corp	—	”	—	US$	4,915	N/A	US$	4,915
	Marriott International Inc/MD	—	”	—	US$	4,797	N/A	US$	4,797
	Cox Communications Inc	—	”	—	US$	4,728	N/A	US$	4,728
	NextEra Energy Capital Holdings Inc	—	”	—	US$	4,715	N/A	US$	4,715
	Schlumberger Holdings Corp	—	”	—	US$	4,680	N/A	US$	4,680
	Air Liquide Finance SA	—	”	—	US$	4,680	N/A	US$	4,680
	Five Corners Funding Trust	—	”	—	US$	4,618	N/A	US$	4,618
	Credit Suisse Group Funding Guernsey Ltd	—	”	—	US$	4,569	N/A	US$	4,569
	Goldman Sachs Bank USA/New York NY	—	”	—	US$	4,564	N/A	US$	4,564
	AEP Texas Inc	—	”	—	US$	4,449	N/A	US$	4,449
	New York Life Global Funding	—	”	—	US$	4,435	N/A	US$	4,435
	Reliance Standard Life Global Funding II	—	”	—	US$	4,407	N/A	US$	4,407
	Enterprise Products Operating LLC	—	”	—	US$	4,261	N/A	US$	4,261
	Credit Agricole SA/London	—	”	—	US$	4,117	N/A	US$	4,117
	Vodafone Group PLC	—	”	—	US$	4,066	N/A	US$	4,066
	Fifth Third Bank/Cincinnati OH	—	”	—	US$	4,027	N/A	US$	4,027
	Banque Federative du Credit Mutuel SA	—	”	—	US$	4,023	N/A	US$	4,023
	SunTrust Bank/Atlanta GA	—	”	—	US$	4,009	N/A	US$	4,009
	Exelon Generation Co LLC	—	”	—	US$	3,999	N/A	US$	3,999
	Toyota Motor Corp	—	”	—	US$	3,994	N/A	US$	3,994
	Nuveen Finance LLC	—	”	—	US$	3,927	N/A	US$	3,927
	European Investment Bank	—	”	—	US$	3,867	N/A	US$	3,867
	Bank of Nova Scotia	—	”	—	US$	3,847	N/A	US$	3,847
	American Express Credit Corp	—	”	—	US$	3,814	N/A	US$	3,814
	Edison International	—	”	—	US$	3,782	N/A	US$	3,782
	Bayer US Finance II LLC	—	”	—	US$	3,699	N/A	US$	3,699
	Alimentation Couche-Tard Inc	—	”	—	US$	3,651	N/A	US$	3,651
	Husky Energy Inc	—	”	—	US$	3,637	N/A	US$	3,637
	Barclays Bank PLC	—	”	—	US$	3,632	N/A	US$	3,632

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	SEPTEMBER 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Canadian Imperial Bank of Commerce	—	Financial assets at fair value through other comprehensive income	—	US$	3,592	N/A	US$	3,592
	SES GLOBAL Americas Holdings GP	—	”	—	US$	3,526	N/A	US$	3,526
	Branch Banking & Trust Co	—	”	—	US$	3,482	N/A	US$	3,482
	Capital One Financial Corp	—	”	—	US$	3,433	N/A	US$	3,433
	Enel Finance International NV	—	”	—	US$	3,429	N/A	US$	3,429
	BMW US Capital LLC	—	”	—	US$	3,426	N/A	US$	3,426
	Shell International Finance BV	—	”	—	US$	3,390	N/A	US$	3,390
	Mondelez International Holdings Netherlands BV	—	”	—	US$	3,381	N/A	US$	3,381
	LyondellBasell Industries NV	—	”	—	US$	3,379	N/A	US$	3,379
	Lloyds Banking Group PLC	—	”	—	US$	3,253	N/A	US$	3,253
	Keurig Dr Pepper Inc	—	”	—	US$	3,187	N/A	US$	3,187
	Bank of Montreal	—	”	—	US$	3,123	N/A	US$	3,123
	Digital Realty Trust LP	—	”	—	US$	3,113	N/A	US$	3,113
	Skandinaviska Enskilda Banken AB	—	”	—	US$	3,051	N/A	US$	3,051
	Royal Bank of Canada	—	”	—	US$	2,999	N/A	US$	2,999
	Macquarie Bank Ltd	—	”	—	US$	2,950	N/A	US$	2,950
	Anthem Inc	—	”	—	US$	2,845	N/A	US$	2,845
	Simon Property Group LP	—	”	—	US$	2,775	N/A	US$	2,775
	Sprint Spectrum Co LLC/Sprint Spectrum Co II LLC/Sprint Spectrum Co III LLC	—	”	—	US$	2,764	N/A	US$	2,764
	Express Scripts Holding Co	—	”	—	US$	2,733	N/A	US$	2,733
	ING Groep NV	—	”	—	US$	2,695	N/A	US$	2,695
	Societe Generale SA	—	”	—	US$	2,623	N/A	US$	2,623
	McCormick & Co Inc/MD	—	”	—	US$	2,596	N/A	US$	2,596
	PartnerRe Finance B LLC	—	”	—	US$	2,577	N/A	US$	2,577
	DXC Technology Co	—	”	—	US$	2,575	N/A	US$	2,575
	Delta Air Lines 2007-1 Class A Pass Through Trust	—	”	—	US$	2,530	N/A	US$	2,530
	Aetna Inc	—	”	—	US$	2,523	N/A	US$	2,523
	WR Berkley Corp	—	”	—	US$	2,490	N/A	US$	2,490
	Lam Research Corp	—	”	—	US$	2,485	N/A	US$	2,485
	Ventas Realty LP/Ventas Capital Corp	—	”	—	US$	2,409	N/A	US$	2,409
	Eastman Chemical Co	—	”	—	US$	2,392	N/A	US$	2,392
	NiSource Inc	—	”	—	US$	2,371	N/A	US$	2,371
	Xylem Inc/NY	—	”	—	US$	2,326	N/A	US$	2,326
	EI du Pont de Nemours & Co	—	”	—	US$	2,316	N/A	US$	2,316
	MUFG Bank Ltd	—	”	—	US$	2,296	N/A	US$	2,296
	NBCUniversal Media LLC	—	”	—	US$	2,253	N/A	US$	2,253
	PSEG Power LLC	—	”	—	US$	2,231	N/A	US$	2,231
	Nestle Holdings Inc	—	”	—	US$	2,198	N/A	US$	2,198
	Sumitomo Mitsui Banking Corp	—	”	—	US$	2,161	N/A	US$	2,161
	Cintas Corp No 2	—	”	—	US$	2,145	N/A	US$	2,145
	National Australia Bank Ltd/New York	—	”	—	US$	2,132	N/A	US$	2,132
	Wm Wrigley Jr Co	—	”	—	US$	2,123	N/A	US$	2,123
	AIG Global Funding	—	”	—	US$	2,118	N/A	US$	2,118
	Gilead Sciences Inc	—	”	—	US$	2,103	N/A	US$	2,103
	Commonwealth Bank of Australia/New York NY	—	”	—	US$	2,091	N/A	US$	2,091
	Walgreens Boots Alliance Inc	—	”	—	US$	2,090	N/A	US$	2,090
	ProAssurance Corp	—	”	—	US$	2,085	N/A	US$	2,085
	HCP Inc	—	”	—	US$	2,046	N/A	US$	2,046
	EOG Resources Inc	—	”	—	US$	2,006	N/A	US$	2,006

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	SEPTEMBER 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Philip Morris International Inc	—	Financial assets at fair value through other comprehensive income	—	US$	2,002	N/A	US$	2,002
	British Telecommunications PLC	—	”	—	US$	1,997	N/A	US$	1,997
	Roche Holdings Inc	—	”	—	US$	1,980	N/A	US$	1,980
	Realty Income Corp	—	”	—	US$	1,961	N/A	US$	1,961
	American Airlines 2013-2 Class A Pass Through Trust	—	”	—	US$	1,943	N/A	US$	1,943
	Caterpillar Financial Services Corp	—	”	—	US$	1,937	N/A	US$	1,937
	American Express Co	—	”	—	US$	1,902	N/A	US$	1,902
	Duke Realty LP	—	”	—	US$	1,898	N/A	US$	1,898
	General Mills Inc	—	”	—	US$	1,840	N/A	US$	1,840
	Orange SA	—	”	—	US$	1,827	N/A	US$	1,827
	WestRock RKT Co	—	”	—	US$	1,754	N/A	US$	1,754
	Brambles USA Inc	—	”	—	US$	1,748	N/A	US$	1,748
	Visa Inc	—	”	—	US$	1,744	N/A	US$	1,744
	DTE Energy Co	—	”	—	US$	1,725	N/A	US$	1,725
	Dominion Energy Gas Holdings LLC	—	”	—	US$	1,724	N/A	US$	1,724
	Danske Bank A/S	—	”	—	US$	1,694	N/A	US$	1,694
	Regions Financial Corp	—	”	—	US$	1,659	N/A	US$	1,659
	Magellan Midstream Partners LP	—	”	—	US$	1,614	N/A	US$	1,614
	General Electric Co	—	”	—	US$	1,601	N/A	US$	1,601
	Amazon.com Inc	—	”	—	US$	1,574	N/A	US$	1,574
	Principal Life Global Funding II	—	”	—	US$	1,553	N/A	US$	1,553
	Weyerhaeuser Co	—	”	—	US$	1,545	N/A	US$	1,545
	Lincoln National Corp	—	”	—	US$	1,537	N/A	US$	1,537
	Metropolitan Life Global Funding I	—	”	—	US$	1,534	N/A	US$	1,534
	McKesson Corp	—	”	—	US$	1,497	N/A	US$	1,497
	Harley-Davidson Financial Services Inc	—	”	—	US$	1,488	N/A	US$	1,488
	Abbott Laboratories	—	”	—	US$	1,481	N/A	US$	1,481
	Nissan Motor Acceptance Corp	—	”	—	US$	1,469	N/A	US$	1,469
	O’Reilly Automotive Inc	—	”	—	US$	1,469	N/A	US$	1,469
	Guardian Life Global Funding	—	”	—	US$	1,451	N/A	US$	1,451
	Public Service Electric & Gas Co	—	”	—	US$	1,443	N/A	US$	1,443
	Oesterreichische Kontrollbank AG	—	”	—	US$	1,434	N/A	US$	1,434
	CBS Corp	—	”	—	US$	1,423	N/A	US$	1,423
	HSBC Bank PLC	—	”	—	US$	1,422	N/A	US$	1,422
	Monongahela Power Co	—	”	—	US$	1,372	N/A	US$	1,372
	Cboe Global Markets Inc	—	”	—	US$	1,367	N/A	US$	1,367
	Texas Eastern Transmission LP	—	”	—	US$	1,364	N/A	US$	1,364
	Georgia-Pacific LLC	—	”	—	US$	1,352	N/A	US$	1,352
	Kreditanstalt fuer Wiederaufbau	—	”	—	US$	1,326	N/A	US$	1,326
	GATX Corp	—	”	—	US$	1,262	N/A	US$	1,262
	CNA Financial Corp	—	”	—	US$	1,254	N/A	US$	1,254
	Entergy Arkansas Inc	—	”	—	US$	1,247	N/A	US$	1,247
	Compass Bank	—	”	—	US$	1,243	N/A	US$	1,243
	Western Union Co/The	—	”	—	US$	1,235	N/A	US$	1,235
	Entergy Corp	—	”	—	US$	1,232	N/A	US$	1,232
	Sempra Energy	—	”	—	US$	1,206	N/A	US$	1,206
	Consolidated Edison Inc	—	”	—	US$	1,199	N/A	US$	1,199
	Glencore Funding LLC	—	”	—	US$	1,193	N/A	US$	1,193
	GlaxoSmithKline Capital PLC	—	”	—	US$	1,180	N/A	US$	1,180
	Regions Bank/Birmingham AL	—	”	—	US$	1,174	N/A	US$	1,174

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	SEPTEMBER 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Public Service Enterprise Group Inc	—	Financial assets at fair value through other comprehensive income	—	US$	1,135	N/A	US$	1,135
	Interpublic Group of Cos Inc/The	—	”	—	US$	1,084	N/A	US$	1,084
	Swedbank AB	—	”	—	US$	1,057	N/A	US$	1,057
	Merck & Co Inc	—	”	—	US$	1,040	N/A	US$	1,040
	CA Inc	—	”	—	US$	1,040	N/A	US$	1,040
	Reinsurance Group of America Inc	—	”	—	US$	1,037	N/A	US$	1,037
	International Paper Co	—	”	—	US$	1,036	N/A	US$	1,036
	Glencore Finance Canada Ltd	—	”	—	US$	1,029	N/A	US$	1,029
	Quest Diagnostics Inc	—	”	—	US$	1,028	N/A	US$	1,028
	Prudential Financial Inc	—	”	—	US$	1,028	N/A	US$	1,028
	Athene Global Funding	—	”	—	US$	1,016	N/A	US$	1,016
	Commonwealth Edison Co	—	”	—	US$	1,012	N/A	US$	1,012
	Scentre Group Trust 1/Scentre Group Trust 2	—	”	—	US$	1,011	N/A	US$	1,011
	Mitsubishi UFJ Trust & Banking Corp	—	”	—	US$	1,008	N/A	US$	1,008
	Marsh & McLennan Cos Inc	—	”	—	US$	1,006	N/A	US$	1,006
	DNB Bank ASA	—	”	—	US$	1,006	N/A	US$	1,006
	Union Pacific Corp	—	”	—	US$	1,004	N/A	US$	1,004
	Halliburton Co	—	”	—	US$	996	N/A	US$	996
	Biogen Inc	—	”	—	US$	995	N/A	US$	995
	Laboratory Corp of America Holdings	—	”	—	US$	994	N/A	US$	994
	Equinor ASA	—	”	—	US$	994	N/A	US$	994
	Southern California Edison Co	—	”	—	US$	993	N/A	US$	993
	Sysco Corp	—	”	—	US$	987	N/A	US$	987
	BNG Bank NV	—	”	—	US$	987	N/A	US$	987
	Pricoa Global Funding I	—	”	—	US$	984	N/A	US$	984
	Unum Group	—	”	—	US$	983	N/A	US$	983
	Holcim US Finance Sarl & Cie SCS	—	”	—	US$	980	N/A	US$	980
	Moody’s Corp	—	”	—	US$	977	N/A	US$	977
	UnitedHealth Group Inc	—	”	—	US$	977	N/A	US$	977
	Protective Life Global Funding	—	”	—	US$	973	N/A	US$	973
	Entergy Texas Inc	—	”	—	US$	973	N/A	US$	973
	Healthcare Trust of America Holdings LP	—	”	—	US$	967	N/A	US$	967
	State Grid Overseas Investment Ltd	—	”	—	US$	961	N/A	US$	961
	TransCanada PipeLines Ltd	—	”	—	US$	959	N/A	US$	959
	Bunge Ltd Finance Corp	—	”	—	US$	956	N/A	US$	956
	Citibank NA	—	”	—	US$	953	N/A	US$	953
	XLIT Ltd	—	”	—	US$	952	N/A	US$	952
	National Retail Properties Inc	—	”	—	US$	938	N/A	US$	938
	Anheuser-Busch InBev Worldwide Inc	—	”	—	US$	935	N/A	US$	935
	Duke Energy Progress LLC	—	”	—	US$	906	N/A	US$	906
	Southern Electric Generating Co	—	”	—	US$	899	N/A	US$	899
	Standard Chartered PLC	—	”	—	US$	892	N/A	US$	892
	Coca-Cola Femsa SAB de CV	—	”	—	US$	891	N/A	US$	891
	Lockheed Martin Corp	—	”	—	US$	887	N/A	US$	887
	Chevron Corp	—	”	—	US$	872	N/A	US$	872
	CNOOC Finance Ltd	—	”	—	US$	860	N/A	US$	860
	Viterra Inc	—	”	—	US$	854	N/A	US$	854
	Fiserv Inc	—	”	—	US$	834	N/A	US$	834
	Baker Hughes a GE Co LLC/Baker Hughes Co-Obligor Inc	—	”	—	US$	833	N/A	US$	833
	Huntington Bancshares Inc/OH	—	”	—	US$	814	N/A	US$	814

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	SEPTEMBER 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Intesa Sanpaolo SpA	—	Financial assets at fair value through other comprehensive income	—	US$	811	N/A	US$	811
	Consolidated Edison Co of New York Inc	—	”	—	US$	806	N/A	US$	806
	Danone SA	—	”	—	US$	803	N/A	US$	803
	Charles Schwab Corp/The	—	”	—	US$	801	N/A	US$	801
	Aon PLC	—	”	—	US$	795	N/A	US$	795
	Alterra Finance LLC	—	”	—	US$	792	N/A	US$	792
	ONEOK Partners LP	—	”	—	US$	787	N/A	US$	787
	AXIS Specialty Finance LLC	—	”	—	US$	777	N/A	US$	777
	Manulife Financial Corp	—	”	—	US$	774	N/A	US$	774
	Activision Blizzard Inc	—	”	—	US$	774	N/A	US$	774
	Nomura Holdings Inc	—	”	—	US$	772	N/A	US$	772
	Suncorp-Metway Ltd	—	”	—	US$	772	N/A	US$	772
	Sinopec Capital Ltd	—	”	—	US$	769	N/A	US$	769
	Incitec Pivot Finance LLC	—	”	—	US$	769	N/A	US$	769
	Warner Media LLC	—	”	—	US$	758	N/A	US$	758
	AutoZone Inc	—	”	—	US$	750	N/A	US$	750
	Baidu Inc	—	”	—	US$	743	N/A	US$	743
	Walmart Inc	—	”	—	US$	741	N/A	US$	741
	John Deere Capital Corp	—	”	—	US$	738	N/A	US$	738
	WEC Energy Group Inc	—	”	—	US$	735	N/A	US$	735
	Pinnacle West Capital Corp	—	”	—	US$	731	N/A	US$	731
	Phillips 66	—	”	—	US$	706	N/A	US$	706
	Comcast Corp	—	”	—	US$	706	N/A	US$	706
	Thermo Fisher Scientific Inc	—	”	—	US$	702	N/A	US$	702
	Baker Hughes a GE Co LLC	—	”	—	US$	696	N/A	US$	696
	APT Pipelines Ltd	—	”	—	US$	695	N/A	US$	695
	American Honda Finance Corp	—	”	—	US$	695	N/A	US$	695
	Australia & New Zealand Banking Group Ltd/New York NY	—	”	—	US$	694	N/A	US$	694
	eBay Inc	—	”	—	US$	694	N/A	US$	694
	Textron Inc	—	”	—	US$	685	N/A	US$	685
	Three Gorges Finance I Cayman Islands Ltd	—	”	—	US$	673	N/A	US$	673
	Vornado Realty LP	—	”	—	US$	672	N/A	US$	672
	National Oilwell Varco Inc	—	”	—	US$	667	N/A	US$	667
	Rochester Gas & Electric Corp	—	”	—	US$	663	N/A	US$	663
	Norfolk Southern Railway Co	—	”	—	US$	663	N/A	US$	663
	Ohio Power Co	—	”	—	US$	635	N/A	US$	635
	Georgia Power Co	—	”	—	US$	634	N/A	US$	634
	Toledo Edison Co/The	—	”	—	US$	633	N/A	US$	633
	ERP Operating LP	—	”	—	US$	622	N/A	US$	622
	RBC USA Holdco Corp	—	”	—	US$	621	N/A	US$	621
	Continental Airlines 2007-1 Class A Pass Through Trust	—	”	—	US$	620	N/A	US$	620
	Alexandria Real Estate Equities Inc	—	”	—	US$	616	N/A	US$	616
	Liberty Property LP	—	”	—	US$	613	N/A	US$	613
	Grupo Bimbo SAB de CV	—	”	—	US$	612	N/A	US$	612
	Nutrien Ltd	—	”	—	US$	612	N/A	US$	612
	Continental Airlines 2000-1 Class A-1 Pass Through Trust	—	”	—	US$	611	N/A	US$	611
	Woolworths Group Ltd	—	”	—	US$	608	N/A	US$	608
	MUFG Union Bank NA	—	”	—	US$	599	N/A	US$	599
	Altria Group Inc	—	”	—	US$	597	N/A	US$	597
	Kimberly-Clark Corp	—	”	—	US$	597	N/A	US$	597

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	SEPTEMBER 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	OneBeacon US Holdings Inc	—	Financial assets at fair value through other comprehensive income	—	US$	595	N/A	US$	595
	Daiwa Securities Group Inc	—	”	—	US$	595	N/A	US$	595
	BOC Aviation Ltd	—	”	—	US$	594	N/A	US$	594
	BAT International Finance PLC	—	”	—	US$	594	N/A	US$	594
	Life Technologies Corp	—	”	—	US$	590	N/A	US$	590
	Kimco Realty Corp	—	”	—	US$	590	N/A	US$	590
	Ontario Teachers’ Cadillac Fairview Properties Trust	—	”	—	US$	588	N/A	US$	588
	ABC Inc	—	”	—	US$	576	N/A	US$	576
	AXIS Specialty Finance PLC	—	”	—	US$	574	N/A	US$	574
	Mizuho Bank Ltd	—	”	—	US$	573	N/A	US$	573
	Nationwide Financial Services Inc	—	”	—	US$	569	N/A	US$	569
	Host Hotels & Resorts LP	—	”	—	US$	564	N/A	US$	564
	AvalonBay Communities Inc	—	”	—	US$	562	N/A	US$	562
	Berkshire Hathaway Energy Co	—	”	—	US$	551	N/A	US$	551
	Duke Energy Progress LLC	—	”	—	US$	548	N/A	US$	548
	Church & Dwight Co Inc	—	”	—	US$	520	N/A	US$	520
	Bunge Ltd Finance Corp		”		US$	518	N/A	US$	518
	MUFG Americas Holdings Corp	—	”	—	US$	518	N/A	US$	518
	American Electric Power Co Inc	—	”	—	US$	514	N/A	US$	514
	Pacific Gas & Electric Co	—	”	—	US$	507	N/A	US$	507
	Southwestern Electric Power Co		”		US$	505	N/A	US$	505
	Fulton Financial Corp	—	”	—	US$	504	N/A	US$	504
	TD Ameritrade Holding Corp	—	”	—	US$	501	N/A	US$	501
	Rockwell Collins Inc	—	”	—	US$	497	N/A	US$	497
	Regency Centers Corp	—	”	—	US$	496	N/A	US$	496
	Sumitomo Mitsui Trust Bank Ltd	—	”	—	US$	495	N/A	US$	495
	ASB Bank Ltd	—	”	—	US$	495	N/A	US$	495
	Highwoods Realty LP	—	”	—	US$	492	N/A	US$	492
	ORIX Corp	—	”	—	US$	486	N/A	US$	486
	Eni SpA	—	”	—	US$	476	N/A	US$	476
	MassMutual Global Funding II	—	”	—	US$	475	N/A	US$	475
	Diageo Capital PLC	—	”	—	US$	474	N/A	US$	474
	Comerica Inc	—	”	—	US$	473	N/A	US$	473
	Spire Inc	—	”	—	US$	458	N/A	US$	458
	Narragansett Electric Co/The	—	”	—	US$	457	N/A	US$	457
	Eaton Corp	—	”	—	US$	456	N/A	US$	456
	United Overseas Bank Ltd	—	”	—	US$	452	N/A	US$	452
	CenterPoint Energy Inc	—	”	—	US$	449	N/A	US$	449
	Total Capital International SA	—	”	—	US$	445	N/A	US$	445
	Burlington Northern Santa Fe LLC	—	”	—	US$	427	N/A	US$	427
	Columbia Pipeline Group Inc	—	”	—	US$	424	N/A	US$	424
	Canadian Pacific Railway Co	—	”	—	US$	415	N/A	US$	415
	Valero Energy Corp	—	”	—	US$	415	N/A	US$	415
	Texas-New Mexico Power Co	—	”	—	US$	413	N/A	US$	413
	Marathon Petroleum Corp	—	”	—	US$	412	N/A	US$	412
	Continental Airlines 2012-1 Class A Pass Through Trust	—	”	—	US$	402	N/A	US$	402
	Tanger Properties LP	—	”	—	US$	389	N/A	US$	389
	IBM Credit LLC	—	”	—	US$	388	N/A	US$	388
	Southern Power Co	—	”	—	US$	387	N/A	US$	387
	StanCorp Financial Group Inc	—	”	—	US$	378	N/A	US$	378

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	SEPTEMBER 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Aon Corp	—	Financial assets at fair value through other comprehensive income	—	US$	377	N/A	US$	377
	Kroger Co/The	—	”	—	US$	370	N/A	US$	370
	First Niagara Financial Group Inc	—	”	—	US$	367	N/A	US$	367
	NetApp Inc	—	”	—	US$	362	N/A	US$	362
	CenterPoint Energy Resources Corp	—	”	—	US$	354	N/A	US$	354
	Deutsche Bank AG	—	”	—	US$	349	N/A	US$	349
	Cooperatieve Rabobank UA	—	”	—	US$	339	N/A	US$	339
	Cisco Systems Inc	—	”	—	US$	318	N/A	US$	318
	Schlumberger Finance Canada Ltd	—	”	—	US$	292	N/A	US$	292
	Eli Lilly & Co	—	”	—	US$	286	N/A	US$	286
	Amphenol Corp	—	”	—	US$	285	N/A	US$	285
	BAE Systems Holdings Inc	—	”	—	US$	283	N/A	US$	283
	EMD Finance LLC	—	”	—	US$	276	N/A	US$	276
	Hartford Financial Services Group Inc/The	—	”	—	US$	229	N/A	US$	229
	Rolls-Royce PLC	—	”	—	US$	220	N/A	US$	220
	Protective Life Corp	—	”	—	US$	219	N/A	US$	219
	WestRock MWV LLC		”		US$	213	N/A	US$	213
	ING Bank NV	—	”	—	US$	207	N/A	US$	207
	Fidelity National Information Services Inc	—	”	—	US$	203	N/A	US$	203
	Equifax Inc	—	”	—	US$	174	N/A	US$	174
	Schneider Electric SE		”		US$	157	N/A	US$	157
	Packaging Corp of America	—	”	—	US$	157	N/A	US$	157
	Reynolds American Inc	—	”	—	US$	126	N/A	US$	126
	Duke Energy Florida LLC	—	”	—	US$	75	N/A	US$	75
	Wells Fargo & Co	—	Financial assets at amortized cost	—	US$	149,941	N/A	US$	152,147
	JPMorgan Chase & Co.	—	”	—	US$	124,948	N/A	US$	126,575
	Westpac Banking Corp.	—	”	—	US$	99,987	N/A	US$	100,276
	Goldman Sachs Group, Inc.	—	”	—	US$	99,900	N/A	US$	100,437
	Commonwealth Bank of Australia	—	”	—	US$	49,994	N/A	US$	50,100
	National Australia Bank	—	”	—	US$	49,994	N/A	US$	50,079
	Bank of Nova Scotia	—	”	—	US$	49,975	N/A	US$	50,140
	Industrial and Commercial Bank of China	—	”	—	US$	9,996	N/A	US$	10,012

	Government bond
	United States Treasury Note/Bond	—	Financial assets at fair value through other comprehensive income	—	US$	349,827	N/A	US$	349,827
	Abu Dhabi Government International Bond	—	”	—	US$	3,397	N/A	US$	3,397
	Qatar Government International Bond	—	”	—	US$	1,309	N/A	US$	1,309

	Agency bonds/Agency mortgage-backed securities
	Freddie Mac	—	Financial assets at fair value through Profit or Loss	—	US$	54,729	N/A	US$	54,729
	Fannie Mae	—	”	—	US$	44,804	N/A	US$	44,804
	Government National Mortgage Association	—	”	—	US$	27,182	N/A	US$	27,182
	Freddie Mac Multifamily Structured Pass Through Certificates	—	”	—	US$	2,042	N/A	US$	2,042
	Fannie Mae	—	Financial assets at fair value through other comprehensive income	—	US$	586,994	N/A	US$	586,994
	Freddie Mac	—	”	—	US$	227,982	N/A	US$	227,982
	Government National Mortgage Association	—	”	—	US$	143,925	N/A	US$	143,925
	Ginnie Mae	—	”	—	US$	70,023	N/A	US$	70,023
	Province of Quebec Canada	—	”	—	US$	2,496	N/A	US$	2,496

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	SEPTEMBER 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	FHLMC-GNMA	—	Financial assets at fair value through other comprehensive income	—	US$	1,604	N/A	US$	1,604
	Freddie Mac Multifamily Structured Pass Through Certificates	—	”	—	US$	1,289	N/A	US$	1,289
	NCUA Guaranteed Notes Trust 2010-R2	—	”	—	US$	1,251	N/A	US$	1,251
	Export Development Canada	—	”	—	US$	979	N/A	US$	979
	Federal Farm Credit Banks	—	”	—	US$	884	N/A	US$	884
	Kowloon-Canton Railway Corp	—	”	—	US$	556	N/A	US$	556

	Asset-backed securities
	Citibank Credit Card Issuance Trust	—	Financial assets at fair value through other comprehensive income	—	US$	55,773	N/A	US$	55,773
	Discover Card Execution Note Trust	—	”	—	US$	44,159	N/A	US$	44,159
	American Express Credit Account Master Trust	—	”	—	US$	42,356	N/A	US$	42,356
	Chase Issuance Trust	—	”	—	US$	39,969	N/A	US$	39,969
	Ford Credit Floorplan Master Owner Trust A	—	”	—	US$	26,763	N/A	US$	26,763
	COMM Mortgage Trust	—	”	—	US$	14,066	N/A	US$	14,066
	Ford Credit Auto Owner Trust/Ford Credit 2014-REV1	—	”	—	US$	13,722	N/A	US$	13,722
	GS Mortgage Securities Trust	—	”	—	US$	12,521	N/A	US$	12,521
	Morgan Stanley Bank of America Merrill Lynch Trust	—	”	—	US$	12,287	N/A	US$	12,287
	BA Credit Card Trust		”		US$	12,131	N/A	US$	12,131
	Toyota Auto Receivables 2014-C Owner Trust	—	”	—	US$	11,877	N/A	US$	11,877
	UBS-Barclays Commercial Mortgage Trust 2012-C2	—	”	—	US$	9,999	N/A	US$	9,999
	JPMCC Commercial Mortgage Securities Trust 2017-JP7	—	”	—	US$	9,980	N/A	US$	9,980
	BANK		”		US$	9,569	N/A	US$	9,569
	Hyundai Auto Lease Securitization Trust 2017-A	—	”	—	US$	8,536	N/A	US$	8,536
	Nissan Master Owner Trust Receivables	—	”	—	US$	8,014	N/A	US$	8,014
	CGDBB Commercial Mortgage Trust 2017-BIOC	—	”	—	US$	7,511	N/A	US$	7,511
	Mercedes-Benz Master Owner Trust	—	”	—	US$	7,423	N/A	US$	7,423
	Ford Credit Auto Lease Trust	—	”	—	US$	7,419	N/A	US$	7,419
	Capital One Multi-Asset Execution Trust	—	”	—	US$	7,302	N/A	US$	7,302
	Nissan Auto Lease Trust	—	”	—	US$	7,258	N/A	US$	7,258
	GM Financial Automobile Leasing Trust 2015-3	—	”	—	US$	7,116	N/A	US$	7,116
	Morgan Stanley Capital I Trust	—	”	—	US$	6,084	N/A	US$	6,084
	Chesapeake Funding II LLC	—	”	—	US$	6,071	N/A	US$	6,071
	UBS Commercial Mortgage Trust 2018-C10	—	”	—	US$	6,055	N/A	US$	6,055
	SLM Student Loan Trust 2013-6	—	”	—	US$	5,750	N/A	US$	5,750
	Wells Fargo Commercial Mortgage Trust 2015-LC20	—	”	—	US$	5,711	N/A	US$	5,711
	JPMBB Commercial Mortgage Securities Trust 2013-C12	—	”	—	US$	5,651	N/A	US$	5,651
	Citigroup Commercial Mortgage Trust 2013-GC11	—	”	—	US$	5,631	N/A	US$	5,631
	Honda Auto Receivables 2017-2 Owner Trust	—	”	—	US$	5,585	N/A	US$	5,585
	BBCMS 2018-TALL Mortgage Trust	—	”	—	US$	5,497	N/A	US$	5,497
	Ford Credit Auto Owner Trust	—	”	—	US$	4,951	N/A	US$	4,951
	JPMDB Commercial Mortgage Securities Trust 2017-C7	—	”	—	US$	4,748	N/A	US$	4,748
	BMW Vehicle Lease Trust	—	”	—	US$	4,703	N/A	US$	4,703
	Volvo Financial Equipment Master Owner Trust 2017-A	—	”	—	US$	4,512	N/A	US$	4,512
	GM Financial Consumer Automobile 2017-1	—	”	—	US$	3,903	N/A	US$	3,903
	Cold Storage Trust 2017-ICE3	—	”	—	US$	3,811	N/A	US$	3,811
	Navient Student Loan Trust 2017-1	—	”	—	US$	3,761	N/A	US$	3,761
	Nissan Auto Receivables 2017-B Owner Trust	—	”	—	US$	3,345	N/A	US$	3,345
	Wheels SPV 2 LLC	—	”	—	US$	3,342	N/A	US$	3,342
	Hertz Fleet Lease Funding LP	—	”	—	US$	2,988	N/A	US$	2,988

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	SEPTEMBER 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	BMW Floorplan Master Owner Trust	—	Financial assets at fair value through other comprehensive income	—	US$	2,804	N/A	US$	2,804
	CarMax Auto Owner Trust	—	”	—	US$	2,619	N/A	US$	2,619
	BENCHMARK 2018-B4	—	”	—	US$	2,000	N/A	US$	2,000
	Nelnet Student Loan Trust 2010-4	—	”	—	US$	1,878	N/A	US$	1,878
	Nelnet Student Loan Trust 2006-2	—	”	—	US$	1,786	N/A	US$	1,786
	BENCHMARK 2018-B6 Mortgage Trust	—	”	—	US$	1,778	N/A	US$	1,778
	WFRBS Commercial Mortgage Trust 2013-C14	—	”	—	US$	1,568	N/A	US$	1,568
	Nelnet Student Loan Trust 2018-3	—	”	—	US$	1,550	N/A	US$	1,550
	Mercedes-Benz Auto Lease Trust 2016-A	—	”	—	US$	1,416	N/A	US$	1,416
	Enterprise Fleet Financing LLC	—	”	—	US$	1,356	N/A	US$	1,356
	Hyundai Auto Receivables Trust	—	”	—	US$	998	N/A	US$	998
	Mercedes-Benz Auto Receivables Trust 2015-1	—	”	—	US$	912	N/A	US$	912
	ARI Fleet Lease Trust 2018-A	—	”	—	US$	838	N/A	US$	838
	280 Park Avenue Mortgage Trust	—	”	—	US$	831	N/A	US$	831
	CFCRE Commercial Mortgage Trust 2011-C1	—	”	—	US$	783	N/A	US$	783
	Ally Auto Receivables Trust 2018-3	—	”	—	US$	700	N/A	US$	700
	DBUBS 2011-LC2 Mortgage Trust	—	”	—	US$	513	N/A	US$	513
	CD 2016-CD2 Mortgage Trust	—	”	—	US$	495	N/A	US$	495

	Commercial paper
	Oversea-Chinese Banking Corp L	—	Financial assets at fair value through other comprehensive income	—	US$	2,969	N/A	US$	2,969
	Sumitomo Mitsui Trust Bank Limited/New York	—	”	—	US$	2,000	N/A	US$	2,000
	Royal Bank of Canada/New York NY	—	”	—	US$	2,000	N/A	US$	2,000
	Toronto-Dominion Bank/NY	—	”	—	US$	1,500	N/A	US$	1,500

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	—	Financial assets at fair value through other comprehensive income	—	US$	72,189	4	US$	72,189

VTAF II	Non-publicly traded equity investments
	Sentelic	—	Financial assets at fair value through other comprehensive income	1,019	US$	2,054	4	US$	2,054
	Aether Systems, Inc.	—	”	1,085	US$	356	20	US$	356
	5V Technologies, Inc.	—	”	963	US$	316	2	US$	316

	Publicly traded stocks
	Aquantia	—	Financial assets at fair value through other comprehensive income	85	US$	1,084	—	US$	1,084

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	—	Financial assets at fair value through other comprehensive income	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	174	—	US$	174

ISDF	Non-publicly traded equity investments
	Sonics, Inc.	—	Financial assets at fair value through other comprehensive income	230		—	3		—

ISDF II	Non-publicly traded equity investments
	Sonics, Inc.	—	Financial assets at fair value through other comprehensive income	542		—	8		—

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	SEPTEMBER 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

Growth Fund	Non-publicly traded equity investments
	Innovium, Inc.	—	Financial assets at fair value through other comprehensive income	451	US$	2,393	—	US$	2,393
	CNEX Labs, Inc.	—	”	237	US$	775	—	US$	775

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Non-publicly traded equity investments

	TSMC Global	Investments accounted for using equity method	—	Subsidiary	9		$309,211,877	2		$59,182,280	—		$—		$—		$—	11		$384,742,480

	TSMC Nanjing	“	—	Subsidiary	—		26,493,740	—		2,361,320	—		—		—		—	—		23,679,547

	Publicly traded stocks

	Motech	Financial assets at fair value through other comprehensive income	—	—	58,320		1,309,279	—		—	45,223		542,229		1,420,002		(877,773)	13,097		132,932

TSMC Global	Corporate bond
	Bank of America Corp	Financial assets at fair value through other comprehensive income	—	—	—	US$	40,876	—	US$	10,270	—	US$	5,393	US$	5,426	US$	(33)	—	US$	44,855
	CVS Health Corp	“	—	—	—	US$	10,018	—	US$	16,959	—	US$	199	US$	198	US$	1	—	US$	26,700
	Inter American Development Bank	“	—	—	—	US$	—	—	US$	21,168	—	US$	—	US$	—	US$	—	—	US$	21,164
	Celgene Corp	“	—	—	—	US$	6,181	—	US$	10,575	—	US$	8,076	US$	8,258	US$	(182)	—	US$	8,370
	Cooperatieve Rabobank UA/NY	“	—	—	—	US$	1,450	—	US$	11,593	—	US$	6,683	US$	6,798	US$	(115)	—	US$	6,252
	Asian Development Bank	“	—	—	—	US$	11,073	—	US$	—	—	US$	11,075	US$	11,075	US$	—	—	US$	—
	Government bond
	United States Treasury Note/Bond	Financial assets at fair value through other comprehensive income	—	—	—	US$	202,689	—	US$	373,192	—	US$	302,629	US$	304,216	US$	(1,587)	—	US$	267,884
	United States Treasury Floating Rate Note	“	—	—	—	US$	49,901	—	US$	99,327	—	US$	79,979	US$	79,935	US$	44	—	US$	69,244
	United States Treasury Bill	“	—	—	—	US$	2,997	—	US$	153,233	—	US$	147,939	US$	147,908	US$	31	—	US$	8,381
	Agency bonds/Agency mortgage-backed securities
	FNMA TBA 30 Yr 5	Financial assets at fair value through other comprehensive income	—	—	—	US$	—	—	US$	139,880	—	US$	109,786	US$	109,735	US$	51	—	US$	30,000
	FNMA Pool BM4495	“	—	—	—	US$	—	—	US$	29,117	—	US$	184	US$	185	US$	(1)	—	US$	28,880
	FNMA Pool BM1948	“	—	—	—	US$	41,275	—	US$	5,537	—	US$	17,499	US$	18,617	US$	(1,118)	—	US$	27,609
	FED HM LN PC Pool G61603	“	—	—	—	US$	—	—	US$	27,059	—	US$	—	US$	—	US$	—	—	US$	27,147
	FNMA Pool CA2352	“	—	—	—	US$	—	—	US$	25,863	—	US$	—	US$	—	US$	—	—	US$	26,040

	FNMA Pool BM4493	“	—	—	—	US$	—	—	US$	18,366	—	US$	639	US$	640	US$	(1)	—	US$	17,665
	GNMA II Pool MA5468	“	—	—	—	US$	—	—	US$	17,751	—	US$	—	US$	—	US$	—	—	US$	17,662
	Government National Mortgage Association	“	—	—	—	US$	—	—	US$	16,433	—	US$	—	US$	—	US$	—	—	US$	16,094

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	FED HM LN PC Pool G61553	Financial assets at fair value through other comprehensive income	—	—	—	US$	—	—	US$	15,372	—	US$	—	US$	—	US$	—	—	US$	15,275
	FNMA Pool CA2169	”	—	—	—	US$	—	—	US$	15,368	—	US$	—	US$	—	US$	—	—	US$	15,248
	GNMA II Pool MA5332	”	—	—	—	US$	—	—	US$	26,202	—	US$	13,130	US$	13,116	US$	14	—	US$	13,006
	GNMA II TBA 30 Yr 5	”	—	—	—	US$	—	—	US$	12,328	—	US$	—	US$	—	US$	—	—	US$	12,275
	Government National Mortgage Association	”	—	—	—	US$	—	—	US$	10,494	—	US$	—	US$	—	US$	—	—	US$	10,231
	FNMA TBA 15 Yr 3	”	—	—	—	US$	2,015	—	US$	55,925	—	US$	51,392	US$	51,432	US$	(40)	—	US$	6,514
	FNMA TBA 30 Yr 4.5	”	—	—	—	US$	15,758	—	US$	112,478	—	US$	125,642	US$	125,894	US$	(252)	—	US$	2,389
	GNMA II TBA 30 Yr 4	”	—	—	—	US$	2,378	—	US$	38,275	—	US$	38,302	US$	38,349	US$	(47)	—	US$	2,319
	FNMA TBA 15 Yr 3.5	”	—	—	—	US$	—	—	US$	30,355	—	US$	28,336	US$	28,341	US$	(5)	—	US$	2,010
	GNMA II TBA 30 Yr 3.5	”	—	—	—	US$	145	—	US$	38,929	—	US$	37,352	US$	37,428	US$	(76)	—	US$	1,643
	FNMA TBA 30 Yr 3.5	”	—	—	—	US$	2,866	—	US$	57,051	—	US$	59,733	US$	59,627	US$	106	—	US$	295
	FNMA TBA 30 Yr 3	”	—	—	—	US$	—	—	US$	123,851	—	US$	123,395	US$	123,851	US$	(456)	—	US$	—
	FED HM LN PC Pool G60594	”	—	—	—	US$	11,599	—	US$	—	—	US$	11,191	US$	11,711	US$	(520)	—	US$	—
	Federal Home Loan Bank Discount Notes	”	—	—	—	US$	—	—	US$	29,498	—	US$	29,500	US$	29,499	US$	1	—	US$	—

	Asset-backed securities
	Citibank Credit Card Issuance Trust	Financial assets at fair value through other comprehensive income	—	—	—	US$	48,328	—	US$	27,950	—	US$	20,343	US$	20,346	US$	(3)	—	US$	55,773
	Discover Card Execution Note Trust	”	—	—	—	US$	45,722	—	US$	16,266	—	US$	17,729	US$	17,754	US$	(25)	—	US$	44,159
	Chase Issuance Trust	”	—	—	—	US$	39,211	—	US$	17,750	—	US$	16,973	US$	16,982	US$	(9)	—	US$	39,969
	American Express Credit Account Master Trust	”	—	—	—	US$	12,805	—	US$	25,878	—	US$	11,239	US$	11,233	US$	6	—	US$	27,427
	Capital One Multi-Asset Execution Trust	”	—	—	—	US$	22,544	—	US$	—	—	US$	15,223	US$	15,227	US$	(4)	—	US$	7,302

Note:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Types of		Transaction Amount (Foreign Currencies in			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Company Name	Property	Transaction Date	Thousands)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	March 10, 2017 to January 25, 2018	$303,592	Monthly settlement by the construction progress and acceptance	HSIEH KUN CO., LTD	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 17, 2017 to March 12, 2018	301,341	Monthly settlement by the construction progress and acceptance	Jer Yih Electrical Eng. Co.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 21, 2017 to August 6, 2018	607,800	Monthly settlement by the construction progress and acceptance	TRUSVAL TECHNOLOGY CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 10, 2017 to March 30, 2018	382,672	Monthly settlement by the construction progress and acceptance	M+W High Tech Project Taiwan Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 18, 2017 to June 4, 2018	1,334,403	Monthly settlement by the construction progress and acceptance	CHEN FULL INTERNATIONAL CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 20, 2017 to April 19, 2018	300,874	Monthly settlement by the construction progress and acceptance	Unique Station International Corp.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 21, 2017 to June 12, 2018	1,841,951	Monthly settlement by the construction progress and acceptance	Organo Technology Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 25, 2017 to July 31, 2018	2,559,574	Monthly settlement by the construction progress and acceptance	YANKEY ENGINEERING CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	May 12, 2017 to May 10, 2018	413,901	Monthly settlement by the construction progress and acceptance	HUAN YU TECHNOLOGIES CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	May 25, 2017 to June 21, 2018	2,187,982	Monthly settlement by the construction progress and acceptance	MEGA UNION TECHNOLOGY INCORPORATED	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	July 11, 2017 to July 31, 2018	1,422,454	Monthly settlement by the construction progress and acceptance	TASA Construction Corporation	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	July 24, 2017 to June 21, 2018	347,431	Monthly settlement by the construction progress and acceptance	MandarTech Interiors Inc.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None

(Continued)

	Types of		Transaction Amount (Foreign Currencies in			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Company Name	Property	Transaction Date	Thousands)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	July 28, 2017 to April 19, 2018	$348,757	Monthly settlement by the construction progress and acceptance	J.J. PAN AND PARTNERS , ARCHITECTS AND PLANNERS	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	July 28, 2017 to May 8, 2018	574,621	Monthly settlement by the construction progress and acceptance	Trane Taiwan Distribution Limited	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 8, 2017 to June 28, 2018	337,069	Monthly settlement by the construction progress and acceptance	Lumax International Corp., Ltd	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 16, 2017 to July 31, 2018	1,012,550	Monthly settlement by the construction progress and acceptance	Air Liquide Far Eastern	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 5, 2017 to June 1, 2018	1,224,738	Monthly settlement by the construction progress and acceptance	Uangyih-Tech Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 14, 2017 to March 22, 2018	784,003	Monthly settlement by the construction progress and acceptance	Siemens Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 9, 2017 to June 20, 2018	1,773,165	Monthly settlement by the construction progress and acceptance	MARKETECH INTERNATIONAL CORP.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 10, 2017 to May 24, 2018	305,783	Monthly settlement by the construction progress and acceptance	DESICCANT TECHNOLOGY CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 13, 2017 to August 13, 2018	948,048	Monthly settlement by the construction progress and acceptance	Chen Yuan International Co., Ltd	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 14, 2017 to April 16, 2018	1,724,550	Monthly settlement by the construction progress and acceptance	PAN ASIA Corp.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 5, 2017 to July 31, 2018	7,219,028	Monthly settlement by the construction progress and acceptance	UNITED INTEGRATED SERVICES CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None

(Continued)

	Types of		Transaction Amount (Foreign Currencies in			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Company Name	Property	Transaction Date	Thousands)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	December 13, 2017 to July 23, 2018	$2,457,695	Monthly settlement by the construction progress and acceptance	Taiwan Puritic Corp.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 14, 2017 to May 23, 2018	305,566	Monthly settlement by the construction progress and acceptance	WHOLETECH SYSTEM HITECH LIMITED	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 26, 2017 to February 13, 2018	525,172	Monthly settlement by the construction progress and acceptance	ABB Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 4, 2018 to April 16, 2018	1,744,533	Monthly settlement by the construction progress and acceptance	KEDGE Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 5, 2018 to April 16, 2018	315,886	Monthly settlement by the construction progress and acceptance	Shihlin Electric & Engineering Corp. Tainan Branch	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	February 5, 2018 to July 31, 2018	2,564,709	Monthly settlement by the construction progress and acceptance	L&K ENGINEERING CO.,LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	February 6, 2018 to August 13, 2018	5,387,421	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	February 12, 2018 to April 16, 2018	378,445	Monthly settlement by the construction progress and acceptance	AMPOWER INTERNATIONAL ENTERPRISE	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	February 13, 2018 to June 25, 2018	1,415,232	Monthly settlement by the construction progress and acceptance	Cica-Huntek Chemical Technology Taiwan Co., Ltd	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 13, 2018 to April 16, 2018	410,000	Monthly settlement by the construction progress and acceptance	Lead Fu Industrials Corp.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 16, 2018	2,691,210	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None

(Continued)

	Types of		Transaction Amount (Foreign Currencies in			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Company Name	Property	Transaction Date	Thousands)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	August 16, 2017 to July 31, 2018	$617,447	Monthly settlement by the construction progress and acceptance	Kao Hsin Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

										Notes/Accounts Payable or Receivable
			Transaction Details							Ending Balance
				Amount (Foreign Currencies		% to		Abnormal Transaction		(Foreign Currencies in		% to
Company Name	Related Party	Nature of Relationships	Purchases/Sales	in Thousands)		Total	Payment Terms	Unit Price	Payment Terms	Thousands)		Total	Note

TSMC	TSMC North America	Subsidiary	Sales		$449,319,589	58	Net 30 days from invoice date (Note)	—	Note		$86,509,418	69
	GUC	Associate	Sales		5,356,073	1	Net 30 days from the end of the month of when invoice is issued	—	—		1,338,059	1
	TSMC China	Subsidiary	Purchases		13,944,138	19	Net 30 days from the end of the month of when invoice is issued	—	—		(1,089,594)	3
	TSMC Nanjing	Subsidiary	Purchases		7,185,512	10	Net 30 days from the end of the month of when invoice is issued	—	—		(1,434,737)	4
	WaferTech	Indirect subsidiary	Purchases		6,406,552	9	Net 30 days from the end of the month of when invoice is issued	—	—		(1,329,743)	4
	VIS	Associate	Purchases		3,985,293	6	Net 30 days from the end of the month of when invoice is issued	—	—		(467,874)	1
	SSMC	Associate	Purchases		2,708,201	4	Net 30 days from the end of the month of when invoice is issued	—	—		(367,328)	1

TSMC North America	GUC	Associate of TSMC	Sales	(US$	1,421,992 47,625)	—	Net 30 days from invoice date	—	—	(US$	208,918 6,849)	—
VisEra Tech	Xintec	Associate of TSMC	Sales		343,851	18	Net 30 days from the end of the month of when invoice is issued	—	—		210,096	37

Note: The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue			Amounts Received in Subsequent Period		Allowance for Bad Debts
						Amount		Action Taken

TSMC	TSMC North America	Subsidiary		$87,305,818	54		$5,745,109	—		$45,056,581	$—

	GUC	Associate		1,338,196	54		—	—		—	—
	TSMC Nanjing	Subsidiary		121,987	Note 2		—	—		—	—

TSMC China	TSMC Nanjing	The same parent company	(RMB	30,403,767 6,858,508)	Note 2		—	—		—	—

	TSMC	Parent company	(RMB	1,089,594 245,793)	25		—	—		—	—

TSMC Nanjing	TSMC	Parent company	(RMB	1,434,737 323,652)	28		—	—		—	—

WaferTech	TSMC	The ultimate parent of the Company	(USD	1,329,743 43,591)	56	(USD	710,084 23,278)	—	(USD	710,084 23,278)	—

TSMC Technology	TSMC	The ultimate parent of the Company	(USD	215,971 7,080)	Note 2		—	—		—	—

TSMC North America	TSMC	Parent company	(USD	108,717 3,564)	Note 2	(USD	10,658 349)	—	(USD	10,658 349)	—

TSMC Japan	TSMC	Parent company	(JPY	100,061 370,735)	Note 2	(JPY	64,235 237,994)	—	(JPY	64,235 237,994)	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$449,319,589	—	61%
				Receivables from related parties	86,509,418	—	4%
				Other receivables from related parties	796,400	—	—
				Payables to related parties	108,717	—	—

		TSMC Japan	1	Marketing expenses - commission	167,385	—	—
				Payables to related parties	100,061	—	—

		TSMC Europe	1	Marketing expenses - commission	355,276	—	—
		TSMC China	1	Purchases	13,944,138	—	2%
				Marketing expenses - commission	115,561	—	—
				Payables to related parties	1,089,594	—	—

		TSMC Nanjing	1	Purchases	7,185,512	—	1%
				Proceeds from disposal of property, plant and equipment	2,539,445	—	—
				Other receivables from related parties	121,987	—	—
				Payables to related parties	1,434,737	—	—

		TSMC Canada	1	Research and development expenses	221,935	—	—

		TSMC Technology	1	Research and development expenses	1,546,508	—	—
				Payables to related parties	215,971	—	—

		WaferTech	1	Purchases	6,406,552	—	1%
				Payables to related parties	1,329,743	—	—

1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	30,403,767	—	2%

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount				Balance as of September 30, 2018				Net Income			Share of Profits/Losses
Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2018 (Foreign Currencies in Thousands)		December 31, 2017 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)	Note

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$352,072,509		$292,890,229	11	100		$384,742,480		$6,581,643		$6,581,643	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities		31,456,130		31,456,130	988,268	100		53,066,126		1,909,351		1,909,351	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		8,450,652		4,238,101		1,196,560	Associate
	SSMC	Singapore	Manufacturing and selling of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		5,317,308		2,845,054		1,103,596	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		5,005,171		5,005,171	253,120	87		4,390,530		249,643		217,022	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,324,412		206,551		206,551	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		1,715,711		(1,479,071)		(599,872)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,125,928		711,727		247,966	Associate
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	—	100		441,433		31,573		31,573	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,318,885		1,318,885	—	98		199,014		(6,010)		(5,890)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		294,300		412,831	—	98		154,129		(3,549)		(3,478)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		137,377		4,543		4,543	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		40,784		1,988		1,988	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		25,266		25,266	1	100		(20,369)		(21)		(21)	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in the manufacturing related business in the semiconductor industry	(US$	17,904,568 586,939)	(US$	17,904,568 586,939)	—	100	(US$	28,616,530 938,093)	(US$	1,458,177 48,668)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		435,673		435,673	—	100		577,021		42,308		Note 2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	18,916)	(US$	1,430)
	TSMC Canada	Ontario, Canada	Engineering support activities		70,162		70,162	2,300	100		202,790		21,784		Note 2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	6,648)	(US$	731)
	ISDF	Cayman Islands	Investing in new start-up technology companies		14,496		14,496	583	97		506		—		Note 2	Subsidiary
				(US$	475)	(US$	475)			(US$	17)
	ISDF II	Cayman Islands	Investing in new start-up technology companies		—		—	9,299	97		—		(6,781)		Note 2	Subsidiary
												(US$	(231))

VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies		65,701		65,701	—	100		97,419		(209)		Note 2	Subsidiary
				(US$	2,154)	(US$	2,154)			(US$	3,194)	(US$	(8))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	48,605 1,593)	(US$	48,605 1,593)	4,693	39	(US$	21,071 691)	(US$	(5,492 (190	) ))	Note 2	Associate

(Continued)

				Original Investment Amount		Balance as of September 30, 2018				Net Income		Share of Profits/Losses
Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2018 (Foreign Currencies in Thousands)	December 31, 2017 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)		of Investee (Note 1) (Foreign Currencies in Thousands)	Note

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	$—	$—	293,637	100	$ (US$	5,195,324 170,311)	$ (US$	1,190,576 39,741)	Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR NINE MONTHS ENDED SEPTEMBER 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2018 (US$ in Thousands)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of September 30, 2018 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses		Carrying Amount as of September 30, 2018	Accumulated Inward Remittance of Earnings as of September 30, 2018
							Outflow (US$ in Thousands)		Inflow

TSMC China	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)		$—	$—	$ (US$	18,939,667 596,000)	$4,202,563	100%	$4,206,026 (Note 2)		$53,768,320	$—

TSMC Nanjing	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	Note 1	(US$	28,160,092 920,000)	(US$	2,361,320 80,000)	—	(US$	30,521,412 1,000,000)	(4,751,679)	100%	(4,752,362 (Note 2	) )	23,679,547	—

Accumulated Investment in Mainland China as of September 30, 2018 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment
$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	Note 3

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.
Note 2:	Amount was recognized based on the reviewed financial statements.
Note 3:

As the Company has obtained the certificate of being qualified for operating headquarters issued by Industrial Development Bureau, MOEA on August 2016, the upper limit on investment in mainland China pursuant to “Principle of investment or Technical Cooperation in Mainland China” is not applicable.